Exhibit 99.14

LEVERAGING STRENGTHS

HudBay Minerals
Annual Report 07

OUR STRENGTHS

HudBay Minerals is a leading Canadian base metals mining company. Our focus today is the discovery and production of zinc and copper metal. We are investing for the future in one of the most ambitious exploration programs in Canada, focusing on our 400,000-hectare mining property in the Flin Flon Greenstone Belt.

HudBay’s primary strengths:

•	Our team – providing depth of expertise and experience in exploration, engineering, operations and management

•	Our properties – access to some of the best mining exploration properties in the world for zinc and copper

•	Our operations – a profitable and efficient integrated mining company, capable of producing strong cash flows

•	Our finances – balance sheet strength and flexibility to fund future growth opportunities for increasing shareholder value

As an integrated mining company, we operate mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan, and the Balmat zinc mine in New York state.

CONTENTS
1	Our Strategy	8	Operational Review	20	Management’s Discussion and Analysis
2	Financial Highlights	16	Report from the Chairman	68	Consolidated Financial Statements
3	Operations Highlights	17	Corporate Governance	72	Notes to Consolidated Financial Statements
4	Interview with the CEO	18	Board of Directors	IBC	Corporate & Shareholders’ Information

OUR STRATEGY

We are employing a disciplined growth strategy to leverage our strengths as a base metal mining company to produce long-term value for all stakeholders – our people, our investors, our customers and the communities where we operate.

Our strategy highlights:

- **People** – fostering a culture of success grounded in a commitment to protecting the safety, health and welfare of our people
- **Exploration** – driving forward with activities to develop the growth potential within the Flin Flon Greenstone Belt and within our current operating mines
- **Business development** – opportunistically pursuing investments to expand the scale and capabilities of our business
- **Optimization** – maximizing productivity and efficiency at all operations through innovation and continuous improvement
- **Responsibility** – operating with best practices in environment, health and safety, and by positively contributing to the economic and social well-being in communities where we operate

Allen J. Palmiere
President, Chief Executive Officer and Director
Alan T.C. Hair
Vice President, Metallurgy, Safety, Health & Environment
Brad W. Lantz
Vice President, Mining
H. Maura Lendon
Vice President and General Counsel
Jeff A. Swinoga
Vice President, Finance and Chief Financial Officer
Tom A. Goodman
Vice President, Technical Services and Human Resources

ANNUAL REPORT 2007 **HudBay Minerals Inc.** 1

ANOTHER YEAR OF SOLID PERFORMANCE

Financial Highlights

(In millions of Canadian dollars, except per share amounts)	2007	2006	Change
Revenue	$1,269.8	$1,129.0	+ 12.5%

Earnings before tax	$365.5	$442.5	– 17.4%

Earnings	$227.1	$564.0	– 59.7%

Operating cash flow[1]	$477.9	$490.8	– 2.6%

Shareholders’ equity[2]	$1,191.2	$964.2	+ 23.5%

Cash and cash equivalents[2]	$757.6	$385.9	+ 96.3%

$1.27 billion in revenue

Strong demand, price increases and record production helped HudBay’s revenue cross the $1 billion threshold for a second straight year. Production of all HudBay metals increased over 2006 levels.

2	HudBay Minerals Inc.	ANNUAL REPORT 2007

Operations Highlights

	2007	2006	Change
Production
Zinc[3] (000 tonnes)	126.3	123.3	+ 2.4%

Copper (000 tonnes)	90.0	88.2	+ 2.0%

Gold (000 troy ounces)	102.6	98.0	+ 4.7%

Silver (000 troy ounces)	1,446.7	1,345.0	+ 7.6%

Cash costs
Zinc[4] (US$ per pound)	(0.16)	(0.43)	—

1.	Before changes in non-cash working capital.
2.	As at December 31.
3.	Includes metal in concentrate from HudBay’s Balmat mine.
4.	Cost per pound of zinc sold, net of by-product credits.

ANNUAL REPORT 2007	HudBay Minerals Inc.	3

AN INTERVIEW WITH CEO ALLEN PALMIERE

Leveraging strengths, creating value

Q How would you characterize 2007 for HudBay?

We delivered a year of solid performance, operationally and financially. Ore production grew at three out of our four mines and we increased production in each of our four metal groups. And, given the consistently strong and, indeed, record base metal prices throughout the year, we generated record revenues of $1.27 billion and significant operating cash flow of $478 million. These are outstanding results.

When you look at our balance sheet at year-end, we effectively have no debt and $758 million in cash to drive our growth strategy in which a key focus is one of the most ambitious exploration programs in Canada. Importantly, we continued to deliver industry-leading safety performance, with a lost-time frequency rate of 1.0 per 200,000 hours worked. On the environmental front, we did a good job overall in line with our commitment to be a solid corporate citizen.

Regarding the 2007 exploration program, please elaborate.

We have 400,000 hectares of exploration lands in the Flin Flon Greenstone Belt. This property is a tremendous asset for our company, and an area we have mined very profitably, developing 25 mines over the past 80 years.

We invested $41 million last year in extensive exploration and diamond drilling, mostly within a one hundred-kilometre radius of our Snow Lake and Flin Flon operations.

The results are very encouraging, especially our Lalor Lake discovery, a significant zinc deposit – potentially one of the largest in Canada in recent memory.

As part of our 2007 program, we completed resource estimates that are compliant with National Instrument 43-101 on four of our pre-development properties. Today we have 7.5 million tonnes of indicated resources and 31.5 million tonnes of inferred resources. Included in those numbers is the combined Tom/Jason deposit in the Yukon, one of the largest undeveloped lead/zinc deposits in North America.

At the beginning of 2008, we estimated our in-mine mineral reserves at 21.4 million tonnes and in-mine inferred resources at 3.5 million tonnes. It’s the third consecutive year in which we have largely replaced production.

All in all, 2007 was an exceptional year for securing our future through exploration growth, driven by a very experienced, capable exploration team – a key HudBay strength.

A “We delivered a year of solid performance, operationally and financially. Importantly, we continued to deliver industry-leading safety performance, with a lost-time frequency rate of 1.0 per 200,000 hours worked. On the environmental front, we did a good job overall in line with our commitment to be a solid corporate citizen.”

4	HudBay Minerals Inc.	ANNUAL REPORT 2007

Where did 2007 not meet expectations?

First, as good as our safety record is, and ranking favourably with our industry peers, we can never be satisfied. So safety is an area that will remain a focus for continuous improvement.

Operationally, while production output targets were achieved at three out of our four mines, the Balmat operation did not meet expectations. We are taking action to improve performance at Balmat this year.

Is it fair to say that a disappointment last year was the lack of M&A activity for growing the company? Under the circumstances, should more cash be given back to shareholders in one form or another?

I don’t believe in sitting on large amounts of cash indefinitely. But in any material corporate transaction – whether you’re buying, selling or partnering – you need the right fit with your strategy and asset mix. It is well to remember that our cash balance has only grown to significant levels recently. Some cash we are putting to work through our exploration activities and in our capital program to keep our operations performing well, and we are buying back up to 9.9 million HudBay common shares. We are definitely interested in M&A activity in creating shareholder value. While we most certainly won’t pursue a transaction at any cost, if there are opportunistic situations to invest for the future – and if they make sense – I can assure you, we’ll be at the table.

Please discuss HudBay’s strategic direction in the context of your appointment as CEO at the beginning of 2008. Is corporate strategy shifting from the “old HudBay” we knew – the proven operator – toward something else?

Our objective – put very simply – is to implement a strategy that leverages our strengths to produce long-term value for all our stakeholders – including investors with capital at stake, our people who depend on us for wages and benefits, our customers who purchase our products, and the communities who count on us to contribute to their social and economic well-being. HudBay has been essential to the Manitoban economy for generations – and that will continue.

While strategic continuity should be expected as we move forward, we do need to execute much better outside our historical competencies as a proven operator of a vertically integrated base metals mining company. We need to be much more outward-looking in a global mining environment. And, as well, we need to emphasize more pointedly to our investors and potential partners that the assets in our business today – especially our exploration properties – have enormous potential to create future value.

Walk us through the strategy.

Our strategy is a reflection of the strengths we have. And here, everything begins with our people. Our strategy is premised on anchoring the business around the priority of fostering a company culture of success grounded in a commitment to protecting the safety and health of our people. What excites me about HudBay is our great depth of expertise. We have excellent geological, engineering, operations, environmental and management talent across our business. And it’s that talent – properly developed, motivated and retained – which will lead to the next generation of success for HudBay.

ANNUAL REPORT 2007	HudBay Minerals Inc.	5

AN INTERVIEW WITH CEO ALLEN PALMIERE

“We have never been so well positioned to go forward.”

Next, we need to drive forward, as I will continue to emphasize, with activities to develop the growth potential within the Flin Flon Greenstone Belt and within our current mine sites. That is the core of our opportunity in taking our business forward.

Another key aspect of strategy is being opportunistic in pursuing investments to complement our operations and that offer good potential to profitably expand the scale and capabilities of our business.

Operationally, and this can never be taken for granted, we need to maximize productivity and efficiency at all our operations while ensuring that everything we do is done safely and in an environmentally responsible fashion.

There is also a need to integrate our commitment to corporate social responsibility more fully into our growth strategy. A 21st century mining company has to operate proactively in addressing the rising tide of responsibilities from all stakeholders. This must be embraced through sustainable mining with best practices in environment, health and safety and by making positive long-term contributions to our communities.

Why is this strategy the right one for HudBay?

I’m confident we have the people, the exploration properties, the mining operations, the commitment to being a good corporate citizen, and, indeed the financial strength and flexibility to succeed in creating long-term value for our stakeholders in line with our strategy. We have never been so well positioned to go forward.

Our strategy forcefully responds, I believe, to the shifting fundamentals we have all seen in global commodity markets in recent years. The longer-term demand outlook for base metal prices is very encouraging when you factor in China, India and Brazil’s emergence as world industrial powers. These economies are demonstrating an unyielding appetite for natural resources and provide a compelling offset to the softening in the U.S. economy recently. So in an environment of consistently strong prices driven by a multiplicity of global demand sources, a strategy that emphasizes developing new discoveries is an excellent way to add value. Keeping the growth pipeline strong – that’s our firm intent.

Q What are the challenges in the business moving into 2008?

Like everyone else in our industry, we only control what goes on in our company. A lot is outside of our control – like the forces of market consolidation globally. Whether it’s the emergence of “super” mining majors that have the financial clout, employee numbers and market influence you often equate with countries, or that mid-size players are being bought by majors or consolidating among themselves, we have to be prepared for any eventuality.

Risk management is vital. Whether it’s how we invest in exploration activities, deploy new environmental solutions, manage and motivate our workforce, or approach mergers and acquisitions, we need to be disciplined and prudent yet oriented to the future and the change it can bring. I want to assure our investors in particular that despite the incredible change in the global mining industry, HudBay (and its predecessor companies) has been through a few generations of change and we have the experience to respond appropriately.

6	HudBay Minerals Inc.	ANNUAL REPORT 2007

Cost is another challenge. We have been doing a reasonable job managing the rising cost of inputs. Cost is an industry-wide issue that will continue to present challenges to profitability, especially when you look at the cost of oil and other consumables in our processing operations. There are ways to manage that challenge. It’s a mix of things, requiring a focus on continuous improvement, proper planning and effective operational controls to keep the ship operating profitably.

Environmentally, again, like every mining company, we’re adapting to rapidly changing expectations from a range of stakeholders. For example, as far as the future of the Flin Flon copper smelter is concerned, we know its lifespan, in the current regulatory climate, ends with new emission standards in 2015. In the meantime, and assuming an ongoing business case for keeping the operation open, we’ll ensure the Flin Flon smelter continues to comply with the environmental requirements set out. The biggest challenge, as always, is people. We need to ensure that we attract, retain, reward and motivate our employees to succeed. We must deal, as many mining companies must, with the aging of our workforce. But the people issue goes deeper. Mining companies are now waking up to the reality that engineering and geological experience that is specific to our industry – much like resources in the ground – is not in limitless global supply. Interestingly enough, mining has re-emerged as an attractive career opportunity. But experienced mining talent cannot be manufactured overnight. It’s going to take time.

Another dimension of the people challenge is culture, a term sometimes derided as a “soft” issue, not definably real. I disagree. Culture is a strategic dynamic. It’s how we make decisions, take on challenges, respond to opportunity, and motivate our people to align to shared objectives. We need a culture that responds positively to ongoing change – not shrink from it. We will definitely work on that in 2008.

A “I want to assure our investors in particular that despite the incredible change in the global mining industry, HudBay (and its predecessor companies) has been through a few generations of change and we have the experience to respond appropriately.”

What’s the outlook for 2008?

Barring a global economic downtown not currently forecasted, and notwithstanding the continuing weakness in the U.S. economy which is expected, we will likely experience another year of reasonably strong commodity prices. But, again, we don’t control pricing, only production. In this regard, we expect to increase our zinc metal production. With gold, silver and copper from HudBay sources, we expect production levels comparable to 2007. Overall, we expect to deliver another solid year of performance.

What are your priorities for the coming year?

We are not cavalier about the need to execute on our production targets and to operate our mines efficiently, profitably and responsibly. No question these priorities are very high on the list. But even while we strive to deliver on those commitments, we need to focus on external opportunities with disciplined vigour. That is a complex undertaking and involves many dynamics within our control. I firmly believe it’s an exciting time for HudBay. I look forward to 2008 and the diverse opportunities it offers to strengthen and grow our company for the future.

Allen J. Palmiere
President and Chief Executive Officer

ANNUAL REPORT 2007	HudBay Minerals Inc.	7

EXPLORATION

Our properties

STRATEGY: We are driving forward with activities to develop the growth potential in the 400,000-hectare Flin Flon Greenstone Belt in northern Manitoba and in other ore deposits within our current operating mines.

"In the Greenstone Belt – notably with the Lalor Lake discovery – we're opening up a world of opportunity to create new value for the future."

Kelly Gilmore
Chief Exploration Geologist

Highlights

- 2007 exploration expenditures: $41 million
- Lalor Lake discovery
  - one of the largest recent zinc discoveries in Canada, located near existing mining operations
  - conceptual estimate of potential 18 – 20 million tonnes at 7.7% – 8.8% zinc[1]
  - subsequent assays indicate the potential for significant precious metals and higher grades of copper mineralization
  - 35 drill holes completed (as at March 3, 2008)
  - NI 43-101 estimate projected by mid-year 2008
- In-mine exploration
  - largely replaced 2007 production
- 2008 exploration budget: $43 million

8 HudBay Minerals Inc. ANNUAL REPORT 2007

Operating Properties1

Estimated Mineral Reserves – January 1, 2008

Mine	Tonnes	Zn (%)	Cu (%)	Au (g/t)	Ag (g/t)
777
Proven	4,464,700	4.0	3.1	2.4	25.7
Probable	11,224,300	5.0	2.1	2.2	29.9

Trout Lake
Proven	1,535,000	4.1	2.0	1.3	13.7
Probable	831,800	4.7	2.1	1.7	21.8

Chisel North
Proven	528,700	9.3	—	—	—
Probable	879,400	6.8	—	—	—

Balmat
Proven	1,000,100	9.5	—	—	—
Probable	890,400	10.8	—	—	—

Total Proven	7,528,500
Total Probable	13,825,900
Total Reserves	21,354,400

Estimated Inferred Mineral Resources 2 – January 1, 2008

Mine	Tonnes	Zn (%)	Cu (%)	Au (g/t)	Ag (g/t)
777	1,456,200	4.2	1.3	1.8	26.9
Trout Lake	299,900	0.7	2.3	0.8	4.0
Chisel North	272,100	5.5	—	—	—
Balmat	1,442,300	12.8	—	—	—

Total	3,470,500

Pre-Development Properties

Estimated Mineral Resources – January 1, 2008

Property	Tonnes	Zn (%)	Pb (%)	Cu (%)	Au (g/t)	Ag (g/t)
Tom
Indicated	4,980,000	6.6	4.4	—	—	47.8
Inferred	13,550,000	6.7	3.1	—	—	31.8

Jason
Indicated	1,460,000	5.3	7.4	—	—	86.7
Inferred	11,000,000	6.8	4.0	—	—	36.4

Watts River
Indicated	—	—	—	—	—	—
Inferred	6,623,000	2.6	—	1.9	0.7	25.6

Bur
Indicated	1,050,000	8.6	—	1.9	0.1	12.1
Inferred	302,000	9.0	—	1.4	0.1	9.6

Total Indicated	7,490,000
Total Inferred	31,475,000

1.	In 2007, HudBay mined 2,821,809 tonnes and replaced 1,947,011 tonnes through in-mine exploration.
2.	Diluted, recovered and economically tested.

[+] MORE ON EXPLORATION PAGES 26 – 27

To estimate mineral reserves, measured and indicated mineral resources were first estimated by a 12-step process, which includes determination of the integrity and validation of the data collected, including confirmation of specific gravity, assay results and methods of data recording. The process also includes determining the appropriate geological model, selection of data and the application of statistical models including probability plots and restrictive kriging to establish continuity and model validation. The resultant estimates of measured and indicated mineral resources are then converted to proven and probable mineral reserves by the application of mining dilution and recovery, as well as the determination of economic viability using historical operating costs. Other factors such as depletion from production are applied as appropriate. Long term metal prices, including premiums, used to determine economic viability of the 2008 mineral reserves were US $550 oz. gold, US $11.00 oz. silver, US $1.45 lb. copper and US $0.75 lb. zinc.

Estimated inferred mineral resources within HudBay mines were estimated by a similar 12-step process, used to estimate measured and indicated resources. The inferred mineral resources tabulated above and contained in HudBay mines are compliant with the requirements of NI 43-101 and additionally have had dilution and recovery applied and have been economically tested using the same historical costs and long term metal prices as those used for the estimation of mineral reserves.

The 2008 estimated measured and indicated mineral resource and the estimated inferred mineral resource were prepared under the supervision of Kimberley Lau, B.Sc., P.Geo, who is employed by Hudson Bay Mining and Smelting Co., Limited (HBMS), a wholly-owned subsidiary of HudBay, as Superintendent, Mining Technical Services and who is a Qualified Person under NI 43-101. The 2008 estimated mineral reserve and the estimated diluted, recovered and economically tested inferred mineral resources have been prepared under the supervision of Gerald Beauchamp, B.Sc., P.Eng., who is employed by HBMS as Senior Mines Analyst and who is a Qualified Person under NI 43-101.

ANNUAL REPORT 2007	HudBay Minerals Inc.	9

OUR TEAM

People

STRENGTH: Our business is energized by our depth of expertise and experience in exploration, engineering, operations and management. STRATEGY: Our priority is to foster a culture of success grounded in a commitment to protecting the safety, health and welfare of our people.

"Our ability to adapt and grow is driven by people. And we've got great people – dedicated, skilled and experienced to take us forward as a progressive 21st-century mining company."

Ken Entwistle
Industrial Relations Manager

Key Facts

- 1,972 employees, with 1,743 in Canada and 229 in the U.S.
- Our employee base has grown by approximately 30% since 2005
- A track record of industry-leading safety performance
- 2007 injury-frequency rate of 1.0 per 200,000 hours worked
- 9,247 safety training hours in 2007 for workforce as a whole
- Our Snow Lake and Flin Flon mine rescue teams were, respectively, provincial champions in safety competitions in 2007 and 2006
- The average age of our senior management team: 48
- A no-strike/no-lockout agreement to 2015 with HBMS* employees
- A progressive 10% pre-tax profit-sharing program for HBMS employees
- Low employee turnover in the range of 3% annually

*Hudson Bay Mining and Smelting Co., Limited

10 HudBay Minerals Inc. ANNUAL REPORT 2007

OUR OPERATIONS

Mines, concentrators and metallurgical plants

STRENGTH: We are a profitable and efficient integrated mining company, capable of producing strong cash flows. STRATEGY: Our focus is optimizing performance by maximizing productivity and efficiency through innovation and continuous improvement.

Our Mines

777 MINE
- located in Flin Flon, Manitoba
- produces zinc, copper, gold, silver
- 2007 production: 1,424,122 tonnes
- Estimated life: 2020

TROUT LAKE MINE
- located 6 kilometres from Flin Flon, Manitoba
- produces zinc, copper, gold, silver
- 2007 production: 827,014 tonnes
- Estimated life: 2012

CHISEL NORTH MINE
- located 10 kilometres from Snow Lake concentrator
- produces zinc
- 2007 production: 328,928 tonnes
- Estimated life: 2013

BALMAT MINE
- located 158 kilometres from Montreal in New York state
- produces zinc
- 2007 production: 335,808 tonnes
- Estimated life: 2014

[+] **MORE ON MINES** PAGES 49 – 53

"Driving production safely and consistently – day in, day out, year after year. That's how we deliver results."

Richard Trudeau
Manager, 777 Mine

ANNUAL REPORT 2007 **HudBay Minerals Inc.** 11

Nordberg

OUR OPERATIONS (CONTINUED)

SNOW LAKE

Our Concentrators

FLIN FLON CONCENTRATOR

- Processes ore from 777 and Trout Lake mines
- Produces zinc and copper concentrate
- Copper concentrate contains gold and silver
- Ore capacity: 2.2 million tonnes/year
- 2007 production: 2,252,618 tonnes

SNOW LAKE CONCENTRATOR

- Processes ore from Chisel North mine
- Produces zinc concentrate
- Ore capacity: 1.2 million tonnes/year
- 2007 production: 320,862 tonnes

BALMAT CONCENTRATOR

- Processes ore from Balmat mine
- Produces zinc concentrate
- Ore capacity: 1.6 million tonnes/year
- 2007 production: 333,053 tonnes

[+] **MORE ON CONCENTRATORS** PAGES 54 – 57

12 **HudBay Minerals Inc.** ANNUAL REPORT 2007

ZINC PLANT

ZOCHEM PLANT

WHITE PINE COPPER REFINERY

"Striving for the highest quality product is a key priority. The production and supply of cast zinc products are certified to the ISO 9001:2000 quality standard."

Rick Barth
Zinc Plant Superintendent

Our Metallurgical Plants

ZINC PLANT – FLIN FLON, MANITOBA
- Produces special high-grade metal from zinc concentrate
- Leading-edge pressure leach/electrolysis technology
- 2007 production: 110,520 tonnes

ZOCHEM PLANT – BRAMPTON, ONTARIO
- Produces zinc oxide from 25% of HudBay's zinc metal
- 2007 production: 35,583 tonnes

COPPER SMELTER – FLIN FLON, MANITOBA
- Produces copper anodes from copper concentrate
- 2007 production: 89,995 tonnes

WHITE PINE COPPER REFINERY – MICHIGAN STATE
- Produces copper cathode from HudBay copper anodes
- 2007 production: 68,305 tonnes

[+] **MORE ON METALLURGICAL PLANTS** PAGES 58 – 62

ANNUAL REPORT 2007 **HudBay Minerals Inc.** 13

RESPONSIBILITY

Our commitment

STRENGTH: We have always been responsibly involved in supporting community goals and activities where we operate. STRATEGY: As a solid corporate citizen, we will operate with best practices in environment management while making positive contributions to the economic and social well being of our communities.

2007 Environmental Performance

- No significant environmental non-compliances
- All subsidiaries certified to the ISO 14001 environmental standard
- Total carbon dioxide emissions remain well below the Kyoto Protocol
- $10 million tailings impoundment system modification was commissioned at Flin Flon to minimize dust generation
- Completed decommissioning of Konuto Lake Mine, Westarm Mine and Namew Lake Mine sites
- The Mining Association of Canada presented HBMS with three awards in 2007:
  - Gold award: Excellence in Crisis Management Planning
  - Bronze award: Level 3 External Outreach
  - Bronze award: Tailings Management

"Being engaged in and supportive of the community is an integral part of being respectful of your employees and their lives outside work."

Cal Huntley
Personnel Development Administrator
and Flin Flon City Councillor

14 **HudBay Minerals Inc.** ANNUAL REPORT 2007

RENDERING OF THE DESIGN OF THE CANADIAN MUSEUM FOR HUMAN RIGHTS

2007 Community Activities

- We employ nearly 2,000 people directly and through our operations with an annual direct payroll of more than $198 million
- We contributed $42.5 million in income, mining, capital and use taxes
- Municipal taxes and grants in lieu of taxes totaled $7.5 million
- We contributed $171 thousand to local charities, scholarships and community organizations
- In early 2008, HudBay donated $1 million to the Canadian Museum for Human Rights in recognition of our employees – past and present

ANNUAL REPORT 2007 **HudBay Minerals Inc.** 15

REPORT FROM THE CHAIRMAN OF THE BOARD

On behalf of the Board of Directors, I am pleased to submit the Chairman’s Report – my first in this capacity – on the performance of HudBay Minerals in 2007.

As the financial information and perspectives disclosed in this document substantiate, our company delivered another solid year of business results, an outcome derived from good production levels overall at our operations and strong base metal prices throughout the year. We are also pleased with our continuing progress with new exploration initiatives to position HudBay for future growth.

Notwithstanding our solid 2007 performance, which concludes three full years of our ownership of HBMS, it is also true that HudBay has entered a period of transition; a fact symbolized by the appointment in January 2008 of Allen Palmiere, our previous Chairman, to the pivotal role of Chief Executive Officer, and myself as Chairman of the Board.

Allen’s vision for HudBay, his pragmatic sense of how our company must evolve to address new challenges and capitalize on new opportunities, and his long experience as a successful mining industry entrepreneur, give us confidence that our future is promising, building on our eighty-year legacy as a leading Canadian mining company.

As Chairman of the Board, it is my duty to report that in 2007 the Board and its Committees worked closely with management in the areas of audit, compensation, strategy, corporate governance, disclosure and social responsibility. While there is always room for improvement, we believe that HudBay functions to a high standard in all these areas, in accordance with best practices established by Canadian Securities Regulators.

In April 2008, we announced the appointments of Donald K. Charter and R. Peter Gillin to our Board. Both Don and Peter bring a wealth of public and mining experience to HudBay and we look forward to working with them.

In closing, let me take this opportunity on behalf of the Board of Directors to thank Peter R. Jones, our previous CEO, who retired this year after an impressive career at our company. Peter made a very substantial contribution to the success of HudBay over many years. As we look to the future, I look forward to working with Allen, his executive team and our Board in taking the company into a new era, towards the goal of delivering value to all our stakeholders.

M. Norman Anderson
Chairman

16	HudBay Minerals Inc.	ANNUAL REPORT 2007

CORPORATE GOVERNANCE

Board Mandate

The board of directors has a broad mandate for the stewardship of the company. It does so in a number of ways, among them by:

•	Ensuring the board and its committees are properly constituted and well functioning;

•	Satisfying itself that senior management is well structured and succession planning is provided for;

•	Adopting a strategic planning process, with annual review of a strategic plan that takes into account opportunities and risks;

•	Approving corporate objectives and goals as they apply to senior management;

•	Ensuring proper internal control systems are in place to maintain the financial integrity of the enterprise;

•	Managing applicable risks and monitoring systems in place to assess them; and

•	Reviewing with senior management major corporate decisions.

Board Committees

The board of directors has established four committees:

AUDIT COMMITTEE

The audit committee has a statutory legal responsibility for review of the company’s quarterly and annual financial statements. As such, the committee members are financially literate. The committee’s mandate also includes recommending the appointment of independent auditors, reviewing the company’s audit program and overseeing the proper functioning of the company’s financial systems. In a broader sense, the committee encourages continuous improvement of company policies, procedures and practices at all levels.

Members: John H. Bowles (Chairman), Ronald P. Gagel, R. Peter Gillin

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The corporate governance and nominating committee is tasked with assessing the effectiveness of the board of directors as a whole and weighing the contribution of individual members. The committee also proposes new nominees and provides orientation for newly elected directors. Governance is enhanced by reviewing applicable procedures relating to transparency and disclosure.

Members: Lloyd Axworthy (Chairman), R. Peter Gillin, John H. Bowles

COMPENSATION COMMITTEE

The compensation committee reviews and recommends to the board the salaries, bonuses, benefits and change of control packages for the Chair of the board of directors and members of the senior management team. The committee also oversees the company’s compensation and benefit programs to ensure they remain current, competitive with other employers and in conformity with current trends in compensation.

Members: Ronald P. Gagel (Chairman), M. Norman Anderson, Donald K. Charter

ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE

The environmental, health and safety committee has a mandate to oversee the development and implementation of policies and management systems relating to the environment and the health and safety of employees and contractors. The committee fulfils its responsibilities by satisfying itself that the company has adequate procedures and programs in place that are being followed relating to the environment and to the health and safety of the company’s employees.

Members: M. Norman Anderson (Chairman), Lloyd Axworthy, Allen J. Palmiere

ANNUAL REPORT 2007	HudBay Minerals Inc.	17

BOARD OF DIRECTORS

M. Norman Anderson Chairman and Independent Director

Mr. Anderson was appointed Chairman of the Company on January 24, 2008. He has been involved in the mining industry for over 50 years and is the former Chairman and Chief Executive Officer of Cominco Ltd. Currently, Mr. Anderson is President of the management consulting firm of Norman Anderson & Associates. He has been active in consulting, particularly due diligence consulting and evaluations for financial institutions and mining companies, since 1987. He holds a Bachelor of Science in Geological Engineering from the University of Manitoba in Winnipeg, Manitoba. Mr. Anderson is a director of Compania de Minas Buenaventura S.A. and Rare Element Resources Ltd.

Allen J. Palmiere President, Chief Executive Officer and Director

Mr. Palmiere was appointed President and Chief Executive Officer of the Company on January 24, 2008. He had previously served as Chairman of the Board of Directors from December 2004 to January 2008. Mr. Palmiere is a Chartered Accountant and has served in senior management capacities in the mining industry most of his career. In the past, Mr. Palmiere has been Treasurer of Northgate Exploration Ltd.; President, Chief Executive Officer and Chief Financial Officer of Breakwater Resources Ltd.; Chief Financial Officer of Zemex Corporation; and Executive Chairman of Barplats Investments Limited.

He is a member of the board of directors of Constellation Copper Corporation and the Chair of its audit committee. He also serves as the President, Chief Executive Officer and a director of Silk Road Resources Ltd. He holds a Bachelor of Commerce from the University of British Columbia.

Dr. Lloyd Axworthy Independent Director

Dr. Axworthy has served as the President and Vice-Chancellor of the University of Winnipeg since May 2004. Dr. Axworthy was, from September 2000 to April 2004, President and Chief Executive Officer of the Liu Institute for Global Issues at the University of British Columbia and prior thereto was a member of the House of Commons of Canada for 21 years, holding several ministerial positions including, from 1995 to 2000, the Minister of Foreign Affairs for Canada. He holds a Master of Arts and PhD from Princeton University and a Bachelor of Arts from the University of Winnipeg.

John H. Bowles Independent Director

Mr. Bowles retired in June 2006 as a partner of PricewaterhouseCoopers LLP in Vancouver after 39 years with the firm and was the leader of their British Columbia mining practice. He obtained his chartered accountancy designation in 1970 and is a Fellow of the Institute of Chartered Accountants of British Columbia. He is also a Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum. Mr. Bowles also is a director of Hecla Mining Ltd. and Boss Power Corp. He holds a Bachelor of Commerce from the University of British Columbia.

Donald K. Charter Independent Director

Mr. Charter has been President of 3Cs Corporation, a consulting and investment company since 2006, and was the Chairman and Chief Executive Officer of Dundee Securities Ltd. and Dundee Private Investors Inc. from 1998 to 2006. He has also served as Executive Vice President of Dundee Corporation and Dundee Wealth Management Inc. Prior to joining Dundee, Mr. Charter practiced corporate and securities law in Toronto. He is currently a director of IAMGOLD Corporation, Lundin Mining Corporation, Great Plains Exploration Inc., Baffinland Iron Mines Corporation and a trustee of Dundee Real Estate Investment Trust.

Ronald P. Gagel Independent Director

Mr. Gagel has served as Senior Vice President and Chief Financial Officer of FNX Mining Company Inc. (“FNX”) since April 2006 having served as Vice President and Chief Financial Officer of FNX from June 2005 to March 2006. From November 2005 to June 2007, he also served as Vice President and Chief Financial Officer of International Nickel Ventures Corporation. Mr. Gagel is a Chartered Accountant with more than 25 years of professional experience, predominantly in the natural resources sector. From 1988 to 2004, Mr. Gagel was at Aur Resources Inc. and from 1999 to 2004 he served as Vice President and Chief Financial Officer of Aur Resources Inc. He is a director of Central Sun Mining Inc. (formerly Glencairn Gold Corporation), Strategic Resource Acquisition Corporation and the Prospectors and Developers Association of Canada. Mr. Gagel holds a Bachelor of Science from the University of Western Ontario and a Bachelor of Commerce from the University of Windsor.

R. Peter Gillin Independent Director

Mr. Gillin has been Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, since 2003, prior to which he was the President and Chief Executive Officer of Zemex Corporation. Mr. Gillin has also been a senior investment banker, having previously served as Vice-Chairman of N M Rothschild & Sons Canada Limited and as a Managing Director of Scotia Capital. He is currently a director of Silver Wheaton Corp. and Trillium Health Care Products Inc. and is a member of the Independent Review Committee of TD Asset Management Inc. Mr. Gillin is a Chartered Financial Analyst.

07

Management's Discussion & Analysis

of Results of Operations and Financial Condition for the Year Ended December 31, 2007

20 HudBay Minerals Inc. ANNUAL REPORT 2007

CONTENTS		MARCH 17, 2008
21 Overview 22 Our Assets 23 Strategy 24 2007 Results Summary 26 Outlook 28 Commodity Markets 33 Sensitivity Analysis	34 Trend Analysis 35 Financial Review 48 Operations Overview 49 Mines 54 Concentrators 58 Metallurgical Plants

Unless the context otherwise suggests, references to “we”, “us”, “our” and similar terms, as well as references to “HudBay” or the “Company”, refer to HudBay Minerals Inc. and its subsidiaries. “HBMS” refers to Hudson Bay Mining and Smelting Co., Limited.

This Management’s Discussion and Analysis (“MD&A”) dated March 17, 2008 should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2007, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Additional information regarding the Company, including its most recent Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com. All figures are in Canadian dollars unless otherwise noted.

OVERVIEW

HudBay is an integrated mining company that operates mines, concentrators and a metal production facility in northern Manitoba and Saskatchewan. The Company also owns a zinc oxide production facility in Ontario, the White Pine Copper Refinery (“WPCR”) in Michigan and the Balmat zinc mine operations in New York State. Along with our two primary products, zinc and copper, we also produce gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

Our operations include three mines in northern Manitoba operated by our wholly-owned subsidiary, Hudson Bay Mining and Smelting Co., Limited (“HBMS”), and a fourth in the Balmat district of New York State. Our principal processing facilities are located near our Manitoba mines and include two concentrators, a copper smelter and a zinc plant. We also refine copper at WPCR in Michigan State and produce zinc oxide at our Zochem facility in Ontario. The metals and zinc oxide we produce are marketed and sold to customers by Considar Metal Marketing Inc. (“CMM”), our agent, which is located in Toronto and is 50% owned by HudBay. As an integrated mining company, we operate in a single reportable operating segment.

◀ Exploration crews at the Lalor Lake property, site of a significant zinc discovery in 2007.

ANNUAL REPORT 2007	HudBay Minerals Inc.	21

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our Assets

Tom/Jason Deposits
CANADA
Flin Flon
Snow Lake
Bur Deposit
Lalor Lake Deposit
Watts River Deposit
Winnipeg – Head Office
White Pine
Brampton
Toronto
Balmat
UNITED STATES

PRE-DEVELOPMENT PROPERTIES

Copper · Zinc · Gold · Silver · Lead

Yukon
Tom/Jason deposits

Flin Flon Greenstone Belt, Manitoba
Watts River deposit
Bur deposit
Lalor Lake deposit*

FACILITIES AND OUTPUT

Copper · Zinc · Gold · Silver

Flin Flon, Manitoba
777 Mine
Trout Mine
Concentrator
Copper Smelter
Zinc Plant

Snow Lake, Manitoba
Chisel North Mine
Concentrator

Toronto/Brampton, Ontario
Zochem (ZnO)
CMM Marketing

White Pine, Michigan
White Pine Refinery

Balmat, New York
Balmat Mine
Concentrator

777 Mine
Trout Lake Mine
Chisel North Mine
Balmat Zinc Mine
Flin Flon Concentrator
Snow Lake Concentrator
Balmat Concentrator
Smelter
Purchased Concentrate
Zinc Plant
CEZ Refinery Montreal
(Concentrate sold)
White Pine Refinery
Zochem
Copper Market
Zinc Market
Zinc Oxide Market

22 HudBay Minerals Inc. ANNUAL REPORT 2007

Strategy

Our strategy is to leverage HudBay’s many strengths as a base metal mining company to produce long term value for all our stakeholders – our people, our investors, our customers and the communities where we operate.

People

Foster a culture of success grounded in a commitment to protect the safety, health and welfare of our people.

Exploration

Drive forward with activities to develop the growth potential within the Flin Flon Greenstone Belt and within our current operating mines.

Business Development

Opportunistically pursue investments to expand the scale and capabilities of our business.

Optimization

Maximize productivity and efficiency at all operations.

Responsibility

Maintain our social license to operate through best practices in environment, health and safety and by contributing to the economic and social well-being in our communities.

ANNUAL REPORT 2007	HudBay Minerals Inc.	23

MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 RESULTS SUMMARY

2007 was another year of major accomplishments for HudBay. Despite a slowdown in the US economy, ongoing demand from other areas in the world contributed to attractive metals prices throughout 2007, and we achieved strong financial performance.

•	We achieved industry-leading safety performance, and there were no significant environmental non-compliances during 2007.

•	Our 2007 revenues of $1.27 billion grew by 12% and were once again record-setting.

•	Cash flow from operations was $477.9 million, increasing our cash position to $757.6 million. We maintained our essentially debt-free balance sheet.

•

Earnings before taxes were $365.5 million in 2007 down from $442.5 million last year primarily due to the effect of the appreciation of the Canadian dollar of $77.5 million and $20 million in asset impairment losses, offset by higher sales volumes and higher US dollar metal prices. Net earnings were $227.1 million or $1.79 per share.

•	We discovered the Lalor Lake zinc deposit – a significant new potential Canadian ore body.

•	We invested $41.3 million on exploration, ranking as one of Canada’s most aggressive programs.

•	Our in-mine exploration delivered January 1, 2008 reserves and resources that largely replaced 2007 production.

•	Record-setting 2007 zinc and copper metal production.

•	We initiated a share buy back program to repurchase up to 9.9 million of our common shares. We purchased a total of 941,300 shares to January 14, 2008 for approximately $17.2 million.

•	Shareholders’ equity increases to $1.2 billion.

▼ Casting wheel in the Flin Flon copper smelter.

Key Financial and Production Results

		Three Months Ended Dec. 31, 2007		Three Months Ended Dec. 31, 2006		Year Ended Dec. 31, 2007		Year Ended Dec. 31, 2006
Financial Highlights ($000’s except per share amounts)
Revenue			242,596		313,110		1,269,841		1,129,003
Earnings before taxes			31,722		134,636		365,456		442,451
Net earnings			28,459		165,788		227,139		563,991
EBITDA[1]			72,014		153,558		483,066		513,428
Operating cash flow[2]			83,809		148,508		477,890		490,797
Net earnings per common share			0.22		1.32		1.79		5.32
Operating cash flow per common share[1]			0.66		1.19		3.77		4.63
Cash cost per pound of zinc sold[1]		US$	0.17	US$	(0.21)	US$	(0.16)	US$	(0.43)

Operating Highlights
Production
Zinc[3]	tonnes		31,383		31,959		126,269		123,253
Copper	tonnes		23,194		23,194		89,995		88,225
Gold	troy oz.		26,222		28,143		102,587		97,952
Silver	troy oz.		385,698		342,963		1,446,738		1,344,927
Metal Sold[4]
Zinc[5]	tonnes		34,313		32,386		132,994		114,646
Copper	tonnes		18,558		19,901		87,003		79,395
Gold	troy oz.		18,680		22,112		96,847		82,921
Silver	troy oz.		247,077		295,545		1,270,791		1,195,142

Financial Condition ($000’s)
Cash and cash equivalents							757,574		385,864
Working capital							880,906		647,685
Cash (less debt)[6]							742,091		362,639
Total assets							1,551,627		1,318,515
Shareholders’ equity							1,191,233		964,208

1.	EBITDA, operating cash flow per common share, and cash cost per pound of zinc sold are considered non-GAAP measures (refer to “Non-GAAP Performance Measures” on page 65). For EBITDA refer to page 41. For the reconciliation of cash cost per pound of zinc sold, net of by-product credits, refer to page 63.
2.	Before changes in non-cash working capital.
3.	Production includes Balmat payable metal in concentrate shipped, including pre-commercial production in 2006.
4.	Excludes inventory changes in 2006 prior to the contractual change with CMM.
5.	Zinc sales include sales to our Zochem facility (7,560 tonnes in the fourth quarter of 2007 and 29,134 tonnes for the full 2007 year) and Balmat payable metal in concentrate shipped (including to HBMS – 5,124 tonnes for the fourth quarter and 18,487 tonnes for the full 2007 year). In 2006, the proceeds from Balmat sales were credited to capital as pre-commercial production revenues and therefore not included in metals sold for financial reporting. Zochem had sales of 9,328 tonnes of zinc oxide in the fourth quarter and 36,607 tonnes for the full year.
6.	Cash and cash equivalents of $757,574 less current and long-term portion of the Senior Secured Notes, Province of Manitoba loan and capital leases ($3,208, $7,294, and $4,981 respectively).

ANNUAL REPORT 2007	HudBay Minerals Inc.	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK

This outlook includes forward-looking information about our operations and financial expectations that is subject to risks, uncertainties and assumptions.

Material Assumptions

Our 2008 operational and financial performance will be influenced by a number of factors. At the macro-level, the general performance of the North American and global economies will influence the demand for our products. The realized prices we achieve in the commodity markets significantly affect our performance. Our general expectations regarding prices for metals, electricity, heavy fuel oil and foreign exchange rates are included in the “Commodity Markets” and “Sensitivity Analysis” section of this MD&A.

2008 Production

		Total[1]	From HudBay Sources
Zinc	(000’s tonnes)	120 – 150	120 – 150
Copper	(000’s tonnes)	70 – 80	50 – 60
Gold	(000’s oz)	90 – 100	90 – 100
Silver	(000’s oz)	1,100 – 1,400	900 – 1,100

1.	Includes metal produced from HudBay’s own concentrates and metal produced from concentrate purchased from others.

In 2008, we expect growth in zinc metal production, with gold and silver production forecast to be similar to 2007. In addition to our own concentrates, HudBay processes concentrates purchased from others. In 2008, we expect to process less purchased copper concentrates than in 2007. This change is in consideration of the Government of Canada’s 2008 air release targets. No further changes to the new annual air release targets are expected until 2015. We do not expect the lower production from purchased concentrates to have a significant impact on 2008 earnings. In its first year of commercial production in 2007, the performance of the Balmat mine did not meet our feasibility study expectations. We are currently in the process of optimizing this operation.

2008 Exploration Plan

Through our subsidiary Hudson Bay Exploration & Development (“HBED”), we are actively advancing our 2008 exploration program in the Flin Flon Greenstone Belt, in support of the ongoing development of our pipeline of projects.

In 2008 we are planning to spend $42.8 million on exploration and build on the 2007 $41.3 million program that delivered the Lalor Lake deposit, which we believe to be a significant new zinc discovery in Canada.

Targeted 2008 Exploration Plan1

($ millions)
Flin Flon Greenstone Belt
Grassroots exploration	15.2
Lalor Lake deposit	10.2
Underground mine exploration	6.1
Administration and studies	5.0

36.5

Elsewhere
Balmat and district	2.1
Other districts	4.2

6.3

Total Target	42.8

1.	All values are preliminary estimates, and actual expenditures may vary and will depend on several factors and may be subject to change.

26	HudBay Minerals Inc.	ANNUAL REPORT 2007

Our exploration properties include approximately 400,000 hectares in the prolific Flin Flon Greenstone Belt of Manitoba and Saskatchewan and approximately 20,000 hectares in the Balmat district of New York state. HudBay owns the Tom/Jason zinc/lead/silver mineral deposit in the Yukon, zinc exploration properties in Southwestern Ontario and copper exploration properties in Chile. We have also optioned mineral properties to seven other exploration companies as a means to leverage our expenditures in the Flin Flon Greenstone Belt. Four significant option agreements are with VMS Ventures, Murgor Resources, Halo Resources and Rockcliff Resources. VMS Ventures, in particular, announced significant copper drill results in the Reed Lake area.

Exploration targets in 2008 in the Flin Flon Greenstone Belt include drilling known mineral deposits, structural re-interpretations and geophysical anomalies. We also plan to explore within operating mines, in an effort to once again expand mineral reserves and resources.

Beyond the Flin Flon Greenstone Belt we are planning exploration at Balmat, focused both on extension of the underground mineral resources and new discoveries in the Company’s 20,000 hectares of exploration lands. At our exploration lands in Southwest Ontario, plans include drilling, geophysics and geochemistry. At the Tom/Jason deposit in the Yukon, 2008 expenditures will support permitting and scoping studies. At HudBay’s San Antonio copper project in Chile, we plan to evaluate and drill to define the extent of copper mineralization.

Develop Lalor Lake Discovery

On October 23, 2007 we announced an indicative potential deposit of 18 to 20 million tonnes1 at Lalor Lake of 7.7% to 8.8% zinc1. Recent drill results also indicate significant precious metals content and higher grades of copper. The mineralization appears similar to what was previously at our copper and gold rich Photo Lake mine. Lalor Lake remains open in two directions and is in close proximity to infrastructure and our Snow Lake concentrator, which has significant additional capacity. We plan to continue drilling at Lalor Lake with five drill rigs to define the extent and improve confidence in the interpretation to produce a National Instrument 43-101 (“NI 43-101”) compliant resource estimate, which is expected to be completed near the end of the first half of 2008. Of our $42.8 million for exploration, we plan to spend approximately $10.2 million in 2008 to further define the extent of the Lalor Lake deposit and for in-fill drilling, to produce a NI 43-101 compliant mineral resource estimate, as well as collect data for a feasibility study, expand geophysical coverage and perform mineralogical and other studies.

2008 Operating Costs

We expect that increases in production at Balmat and inflation, especially related to consumables such as fuel, propane, tires, and cement, will result in somewhat higher operating costs in 2008. We expect depreciation and amortization in 2008 to be slightly higher than in 2007 for the Flin Flon operations; for Balmat, we expect depreciation and amortization to increase in 2008 due to higher tonnages.

2008 Capital Expenditures

Our capital program in 2008 is expected to be approximately $114.6 million and will support ongoing strong levels of production from our mines and processing facilities. Refer to “Capital Expenditures” on page 43 for planned capital expenditures by mine and processing facility.

1.	The estimate of potential tonnes and grade of the Lalor Lake potential mineral deposit are conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Lalor Lake deposit being delineated as a mineral resource. Further details are available in HudBay’s news release dated October 23, 2007.

ANNUAL REPORT 2007	HudBay Minerals Inc.	27

COMMODITY MARKETS

In addition to our production, our financial performance is directly affected by a number of factors including metal prices, foreign exchange rates, and input costs including electricity, heavy fuel oil, natural gas and transportation. In 2007, US priced metal prices moved higher, but for zinc and copper prices this improvement was more than offset by the strong appreciation of the Canadian dollar.

The following market analysis has been developed from various information sources including analyst and industry experts.

Zinc

Of our five primary products, the Company’s earnings and cash flow are most sensitive to fluctuations in the price of zinc (refer to “Sensitivity Analysis” on page 33 for details). In 2007, the London Metal Exchange (“LME”) zinc price averaged US$1.47 per pound, decreasing over the year from a high of US$1.93 per pound in January to a low of US$1.00 per pound in November over concerns with the US economy and increased zinc mine supply. The price recovered slightly from the 2007 low to trade in a range from US$0.98 to US$1.32 per pound in early 2008. Zinc inventories on the LME were essentially unchanged during 2007.

The weak US demand in 2007 resulted in a continuing decline in premiums throughout the year and lower premiums are also expected in 2008.

On a global basis the longer-term outlook for the zinc price remains positive as demand for zinc concentrate and zinc metal is expected to meet or exceed mine supply. The outlook for 2008 was initially expected to be a modest surplus; however, due to power outages in China, caused by major snow storms, the supply of zinc production is expected to be lower, resulting in a largely balanced market for zinc.

Copper

Global copper consumption increased almost 3% in 2007, driven by increased demand from China, which offset decreased demand in Europe and North America. The LME copper price averaged US$3.23 per pound in 2007, dropping briefly below US$2.40 per pound in February on concerns over US demand before spiking above US$3.70 per pound several times during the year and declining to US$3.02 per pound at year end. Copper prices have increased dramatically early in 2008 with increased demand primarily from China.

Copper inventories in exchange warehouses were virtually unchanged in 2007 and are considered low by historical standards. Higher copper prices encouraged the continued expansion of mine production during 2007, but operational challenges prevented mine production from increasing. As a result, increases in consumption outpaced increases in mine production by 2% in 2007. The outlook for the price of copper is neutral, based on greater expected mine supply, and weaker US Demand.

LME Copper Cash Settlement Price Weekly Average (US$ per lb.)

ANNUAL REPORT 2007	HudBay Minerals Inc.	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold

Gold prices averaged US$697 per ounce and followed an upward trend throughout 2007, closing the year at US$940 per ounce. In 2008, the trend has continued, with gold exceeding US$1,000 per ounce in March 2008. The prospects for the gold price remain favorable, particularly in response to any global economic/political uncertainty and potential increased investment demand to mitigate US dollar weakness. These higher prices could affect demand going forward particularly from India, the largest fabricator of gold jewellery.

Silver

In 2007, silver prices improved primarily due to increased investor interest to mitigate US dollar weakness as well as increasing investment and industrial demand.

The price of silver averaged $13.39 per ounce in 2007, with a low of $11.62 per ounce and a high of $15.60 per ounce.

Early in 2008, the price of silver has exceeded $20.00 per ounce.

London Gold PM Fix Weekly Average (US$ per oz.)

30	HudBay Minerals Inc.	ANNUAL REPORT 2007

Foreign Exchange

As the revenue from our five principal products is substantially in US dollars, HudBay is affected by the fluctuations in the Cdn/US dollar exchange rate. Our Canadian dollar exposure is partially offset by our US dollar denominated purchases of copper concentrate and heavy fuel oil, as well as our US dollar put options (refer to “Risk Management” on page 46 for details). In general, a weaker US dollar causes our revenue, and therefore earnings, to decrease.

London Silver Bullion Price Weekly Average (US$ per oz.)

ANNUAL REPORT 2007	HudBay Minerals Inc.	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

HudBay Realized Prices

			HudBay Realized Prices [1]			HudBay Realized Prices [1]
	Q4 2007 Average Prices [2]		Three Months Ended Dec. 31, 2007	Three Months Ended Dec. 31, 2006	2007 Average Prices [2]	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006
Prices in US$
Zinc	US$/lb.	1.19	1.29	1.93	1.47	1.56	1.53
Copper	US$/lb.	3.26	3.23	3.16	3.23	3.27	3.15
Gold	US$/troy oz.	788	758	603	697	682	603
Silver	US$/troy oz.	14.22	13.84	11.59	13.39	13.39	11.13
Prices in C$
Zinc	C$/lb.	1.16	1.26	2.20	1.58	1.68	1.73
Copper	C$/lb.	3.17	3.12	3.60	3.47	3.51	3.58
Gold	C$/troy oz.	766	739	687	749	733	684
Silver	C$/troy oz.	13.82	13.53	13.21	14.41	14.42	12.62

C$/US$ exchange rate		0.97	0.97	1.14	1.08	1.08	1.13

1.	Realized prices are before refining and treatment charges and only on the sale of finished metal.
2.	London Metals Exchange (“LME”) average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.

▼ Finished zinc metal inventory.

SENSITIVITY ANALYSIS

Net Earnings Sensitivity

The following table shows the approximate impact of metal prices and exchange rates on our 2008 net earnings.

		A change of		Would change our 2008 net earnings by (C$/million)	Would change our 2008 net earnings per share by1 (C$/share)
Zinc	lb.	US$	0.10	16.9	$0.13
Copper	lb.	US$	0.10	6.0	$0.05
Gold	troy oz.	US$	25.00	1.2	$0.01
Silver	troy oz.	US$	1.00	0.9	$0.01
Exchange Rates	US$1 to C$1	C$	0.01	4.6	$0.04

1.	Based on undiluted common shares outstanding of 126.4 million.

Electricity and Heavy Fuel Oil

In 2007, the Company consumed almost one billion kWh’s of electricity, with our zinc plant being the largest consumer of electricity in HudBay’s operations. Additionally, we consume almost 250,000 barrels of heavy fuel oil for the copper smelter and almost 25 million litres of propane at our mines and plants annually. We expect to consume similar quantities in 2008. Changes in the prices of these commodities will affect our costs to produce our products.

Rail Costs

We expect the average rail rate per short ton will increase 5% for all Canadian destinations and 10% for all US destinations in 2008, representing an increase in expense of approximately $1 million.

Purchase Concentrate/Treatment Charges

Early in 2007, we negotiated terms for our two long-term copper concentrate purchase contracts (Highland Valley Copper and Montana Resources), covering one half of the 2007 tonnage and one half of the 2008 tonnage. These are settled at levels similar to contract settlements achieved by major Japanese and Korean smelters.

ANNUAL REPORT 2007	HudBay Minerals Inc.	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth our selected consolidated financial information for each of the eight most recently completed quarters.

	2007				2006
($000’s)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	242,596	319,805	358,298	349,142	313,110	346,203	261,727	207,963
EBITDA[1]	72,014	118,414	140,119	152,519	153,558	163,281	115,833	80,861
Operating cash flow[2]	83,809	113,921	137,660	142,500	148,508	165,987	98,328	77,973
Earnings before taxes	31,722	94,266	121,953	117,515	134,636	151,582	94,590	61,643
Net earnings	28,459	66,465	69,139	63,076	165,788	169,381	152,836	75,986
Earnings per share:
Basic	0.22	0.52	0.55	0.50	1.32	1.37	1.71	0.89
Diluted	0.22	0.52	0.54	0.49	1.29	1.33	1.30	0.70

1.	EBITDA is considered non-GAAP measure (refer to “Non-GAAP Performance Measures” on page 65). For EBITDA refer to page 41.
2.	Before changes in non-cash working capital.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affects our revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with our customers. In 2007, the appreciation of the Canadian dollar has significantly lowered revenues, earnings and operating cash flow in the third quarter and to a greater extent in the fourth quarter compared to previous quarters.

The following table sets forth our selected consolidated financial information for each of the three most recently completed years.

($000’s)	2007	2006	2005
Revenue	1,269,841	1,129,003	652,028
Earnings before taxes	365,456	442,451	74,418
Operating cash flow[1]	477,890	490,797	123,171
Net earnings	227,139	563,991	85,218
Earnings per share:
Basic	1.79	5.32	1.04
Diluted	1.77	4.69	1.01
Total assets	1,551,627	1,318,515	728,753
Total long-term financial liabilities[2]	133,622	121,951	308,497

1.	Before changes in non-cash working capital.
2.	Total long-term financial liabilities consist of non-current portions of long-term debt, pension obligations, other employee future benefits, obligations under capital leases, and fair value of derivative liabilities.

Our revenue, operating cash flow and earnings in 2007 and 2006 are significantly higher primarily due to the increase in metal prices from 2005. In 2006, net earnings were positively affected by increases in tax assets previously unrecognized. For 2007, there was a draw-down of the tax assets, resulting in significant non-cash tax expenses included in net earnings.

34	HudBay Minerals Inc.	ANNUAL REPORT 2007

FINANCIAL REVIEW

Earnings Analysis of December 31, 2006 to December 31, 2007

($ millions)	Three Months Ended Dec. 31, 2007	Year Ended Dec. 31, 2007
Earnings for the period ended Dec. 31, 2006	165.8	564.0
Changes in earnings components
Revenues	(70.5)	140.8
Costs and expenses
Operating	3.6	(132.7)
Depreciation, depletion and amortization	(8.4)	(29.8)
General and administrative	2.1	1.6
Stock-based compensation	(1.1)	(5.8)
Accretion of asset retirement obligations	(0.2)	(0.6)
Foreign exchange gain / loss	(15.5)	(33.7)
Exploration	(2.9)	(20.8)
Interest and other income	0.5	17.8
Gain / loss on derivative instruments	(1.1)	(26.1)
Interest expense	1.0	9.6
Asset impairment losses	(20.2)	(20.2)
Other	9.8	22.8
Future taxes	(41.3)	(257.7)
Current taxes	6.9	(2.1)

Earnings for the period ended Dec. 31, 2007	28.5	227.1

Revenue

Total revenue for the fourth quarter was $242.6 million, $70.5 million lower than for the same quarter last year. Lower revenues in the fourth quarter of 2007 reflect: a lower average realized zinc price of US$1.29/lb in the fourth quarter of 2007 compared with US$1.93/lb in the fourth quarter of 2006; the impact from the appreciation in the Canadian dollar versus the US dollar estimated at negative $41.8 million and lower copper, gold and silver sales volumes. During the fourth quarter of 2007, finished metal inventories of zinc decreased by 2,800 tonnes and copper inventory increased by 3,500 tonnes. These negative impacts on revenue were partly offset by higher zinc sales volumes and higher realized US dollar prices for US dollar copper, gold and silver.

Total revenue for 2007 was $1,269.8 million. Revenues were higher in 2007 due to higher sales volumes for all metals produced by the Company, together with higher average US dollar realized prices for each of the metals the Company produces. These increases were partly offset by the impact from the appreciation of the Canadian dollar versus the US dollar estimated at negative $63.7 million.

Key drivers of our revenue are quantities of metal sold and realized metal prices. Refer to “Key Financial and Production Results” on page 25 and “HudBay Realized Prices” on page 32 for further information.

ANNUAL REPORT 2007	HudBay Minerals Inc.	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Expenses

Operating Expenses

For the fourth quarter of 2007, operating expenses were $160.0 million, reflecting a decrease of approximately 2% from $163.7 million in the same quarter of 2006. Significant variances were:

•	The appreciation of the Canadian dollar reduced our US dollar denominated operating costs by an estimated $14.2 million;

•	Commercial production at Balmat added $7.8 million, and increased mining and processing costs at other operations added $2.4 million related to higher consumable and contractor costs;

•	Profit sharing expense decreased by $4.9 million due to lower HBMS earnings;

•	An estimated net profits interest expense associated with our Callinan agreement added $3.6 million; and

•	Rehabilitation expenses increased by $3.2 million regarding reclamation.

Annual operating expenses were $730.7 million, reflecting an increase of approximately 22% from $598.1 million in 2006. Significant variances were:

•	Higher sales volumes increased cost of sales by approximately $47.3 million;

•	Increased volumes of purchased copper and zinc concentrates, partly offset by decreased unit costs, resulted in cost increases of $46.5 million;

•	Commercial production at Balmat added $35.9 million, and increased mining and processing costs at other operations added $19.4 million related to higher consumable and contractor costs;

•	The appreciation of the Canadian dollar reduced our US dollar denominated operating costs by an estimated $19.9 million;

•	An estimated net profits interest expense associated with our Callinan agreement added $6.5 million;

•	Profit sharing expense decreased by $4.7 million due to lower HBMS earnings; and

•	Rehabilitation expenses increased by $3.0 million regarding reclamation.

Key inventory changes during the fourth quarter were1:

•	Concentrate inventory – Domestic zinc concentrate increased by 8,100 tonnes to 18,400 tonnes, and domestic copper concentrate increased by 1,600 tonnes to 32,200 tonnes;

•	Inventory in process – Copper anodes increased slightly to 11,100 tonnes; and

•	Finished metal inventory – Zinc decreased 2,800 tonnes to 11,100 tonnes, and copper increased 3,500 tonnes to 5,600 tonnes.

1.	Inventories of concentrates and other quantities are approximate. Estimates will change from period to period as quantities are reassessed.

36	HudBay Minerals Inc.	ANNUAL REPORT 2007

Unit Operating Costs		Three Months Ended Dec. 31, 2007	Three Months Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec 31, 2006
Mines
777	$/tonne	43.11	36.14	38.20	35.85
Trout Lake	$/tonne	51.32	48.51	48.77	41.74
Chisel North	$/tonne	62.99	53.57	57.80	51.37
Balmat	$/tonne	50.24	—	63.46	—

Total Mines	$/tonne	49.34	42.47	46.32	39.78

Concentrators
Flin Flon	$/tonne	9.60	8.80	9.57	8.61
Snow Lake	$/tonne	22.03	22.78	21.07	19.69
Balmat	$/tonne	9.26	—	10.88	—
Metallurgical Plants
Zinc Plant	$/lb. Zn	0.326	0.273	0.290	0.265
Zochem[1]	$/lb. ZnO	0.142	0.127	0.137	0.118
Copper Smelter	$/lb. Cu	0.272	0.293	0.270	0.264
WPCR	US$/lb. Cu	0.071	0.073	0.071	0.066

Non-GAAP Detailed Operating Expenses (C$000’s)

Mines
777		15,133	13,084	54,405	49,022
Trout Lake		10,834	11,087	40,335	35,013
Chisel North		5,468	4,401	19,013	16,611
Balmat[2]		4,941	—	21,328	—
Concentrators
Flin Flon		5,346	5,011	21,549	19,431
Snow Lake		1,736	1,852	6,761	6,402
Balmat[2]		908	—	3,629	—
Metallurgical Plants
Zinc Plant		19,030	18,678	70,694	68,981
Copper Smelter		13,919	14,995	53,602	51,405
WPCR		2,885	3,281	11,817	11,590
Other
Purchased concentrate treated		54,578	56,438	282,474	235,926
Anode freight & refining[3]		1,198	(850)	7,690	7,060
Services & administration		11,412	10,660	50,106	32,908
HBMS employee profit sharing		9,519	14,447	42,601	47,295
Other[4]		3,172	10,607	44,743	16,409

Total Operating Expenses, per financials		160,079	163,691	730,747	598,053

1.	Excludes the cost of metal purchases.
2.	Balmat mine and concentrator were not in commercial production in 2006.
3.	Refining costs for the fourth quarter of 2006 included a credit to reallocate refining deductions from costs to revenues.
4.	Includes changes in domestic inventory, share of CMM and miscellaneous provisions.

ANNUAL REPORT 2007	HudBay Minerals Inc.	37

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the fourth quarter, other significant variances for 2007 versus 2006 were:

•

Depreciation and amortization increased by $8.4 million, totaling $25.6 million for the fourth quarter of 2007. $4.4 million arose from adding our Balmat mine’s depreciation and amortization expense since it reached commercial production on January 1, 2007. The remaining increase related primarily to increases in the Trout Lake mine amortization rate per tonne due to changes in ore reserves and anticipated future development costs, higher production tonnage at the 777 mine, and higher smelter depreciation.

•

Foreign exchange loss (gain) decreased by $15.5 million, moving from a gain of $12.9 million in the fourth quarter of 2006 to a loss of $2.6 million in the fourth quarter of 2007. This loss represents a decline in the Canadian dollar value of our US dollar denominated operating accounts (including certain cash, accounts receivable, accounts payable and derivatives) due to appreciation of the Canadian dollar relative to the US dollar. Refer to “HudBay Realized Prices” on page 32 for a comparison of foreign exchange rates.

•

Exploration expenses increased by $2.9 million to $6.2 million for the fourth quarter of 2007 (after recognition of a $1.9 million tax credit). Refer to “Capital Expenditures” on page 43 for information on capitalized exploration expenditures.

•

Gain (loss) on derivative instruments decreased $1.1 million, for a gain of $3.1 million in the fourth quarter of 2007. The composition of derivative instruments included in this gain changed from 2006 to 2007 as a result of our adoption of new CICA accounting standards for financial instruments effective January 1, 2007.

For the fourth quarter of 2007, this gain related mainly to the ineffective portion of gains recorded on our zinc and copper hedging relationships (refer to “Risk Management” on page 46) and increased market value of our US dollar put options.

For the fourth quarter of 2006, a gain of $4.3 million was recognized related mainly to derivative forward contracts for zinc associated with fixed price customer sales contracts for zinc and, to a lesser extent, zinc oxide to effectively convert the fixed price sales contract to floating prices. Effective January 1, 2007, we record gains and losses on these zinc forward contracts in revenue to essentially match the sales contracts associated with them.

•

Asset impairment losses of $20.2 million were recorded in the fourth quarter of 2007 earnings. Of this, $15.1 million was related to our Balmat mine. In its first year of commercial production in 2007, the performance of the Balmat mine did not meet the Company’s feasibility study expectations. Accounting policies require an asset impairment test when circumstances indicate that the carrying amounts of related assets may not be recoverable. An analysis of Balmat’s future operations, which included a probability that the operation may not improve sufficiently to meet the feasibility study expectations, indicated that the undiscounted future cash flows were less than the current carrying value of the related asset group. For this reason, the assets were reduced by $15.1 million to reflect their fair value as determined by the discounted cash flows. We are currently in the process of optimizing this operation.

The remaining $5.1 million related to impairment on our investments in listed shares. As the investments are classified as available-for-sale, we removed this impairment loss from other comprehensive income for recognition in earnings. The investments are carried on the balance sheet at their fair value of $2.7 million at year end.

•	Other expense of $9.8 million in the fourth quarter of 2006 related primarily to premiums on our debt repurchases.

For the year, other significant variances for 2007 versus 2006 were:

•

Depreciation and amortization increased by $29.8 million to $94.7 million for 2007. $14.1 million arose from adding our Balmat mine’s depreciation and amortization expense. The remaining increase related primarily to the Trout Lake mine, the 777 mine, and higher smelter depreciation, as noted above.

•

Stock-based compensation increased by $5.8 million to $12.0 million for 2007. Stock-based compensation expense is based upon option pricing models utilizing average share price and volatility, which have increased from prior periods.

38	HudBay Minerals Inc.	ANNUAL REPORT 2007

•

Foreign exchange loss (gain) decreased by $33.7 million, moving from a gain of $11.1 million in 2006 to a loss of $22.6 million in 2007. As described above, this loss represents a decline in the Canadian dollar value of our US dollar denominated operating accounts.

•

Exploration expenses increased by $20.8 million to $33.1 million for 2007 (after recognition of a $1.9 million tax credit recorded in the fourth quarter of 2007). Refer to “Capital Expenditures” on page 43 for information on capitalized exploration expenditures.

•

Interest and other income increased by $17.8 million to $35.2 million for 2007. In 2007, we received $6.0 million for the finalization of the sale of shares held in Stikine Copper Limited. The investment in the Stikine shares was obtained many years ago and had been assigned no value. Interest income also increased during the year as our cash balance increased.

•

Gain (loss) on derivative instruments decreased by $26.1 million to a loss of $22.6 million in 2007. As noted above, the composition of derivative instruments included changed from 2006 to 2007 as a result of our adoption of new CICA accounting standards for financial instruments effective January 1, 2007.

The 2007 loss related primarily to the zinc and copper hedging relationships described above, partially offset by the increased value of the US dollar put options (refer to “Risk Management” on page 46).

The 2006 gain related mainly to derivative forward contracts for zinc associated with fixed price customer sales contracts for zinc and, to a lesser extent, zinc oxide to effectively convert the fixed price sales contract to floating prices.

•	Interest expense decreased by $9.6 million to $1.4 million for 2007 due to significantly reduced debt levels.

•	Asset impairment losses of $20.2 million were recorded in 2007 earnings; as described above, $15.1 million related to our Balmat mine, and $5.1 million related to our investments in listed shares.

•	Other expense of $22.8 million in 2006 related primarily to premiums on our 2006 debt repurchases.

Operating Earnings

For the fourth quarter, operating earnings were $46.4 million, reflecting a $90.0 million decrease from the fourth quarter of 2006. Significant variances affecting operating earnings were:

•	The appreciating Canadian dollar had a negative effect of $43.1 million;

•	Other decreases in revenue of $28.7 million, mainly due to lower sales volumes for copper and precious metals;

•	Other increases in operating expenses of $10.6 million, including expenses since Balmat reached commercial production; and

•	Higher depreciation and amortization rates.

For the full year 2007, operating earnings of $388.4 million reflected a $60.1 million decrease from 2006. Significant variances were:

•	The appreciating Canadian dollar had a negative effect of $77.5 million;

•	Other increases in revenue of $204.5 million due to higher sales volumes and US dollar metal prices;

•

Other increases in operating expenses of $152.2 million, including increases due to higher sales volumes, increased volumes of purchased concentrate, Balmat commercial production, and general increases in consumable and contractor costs; and

•	Higher depreciation and amortization rates.

During the fourth quarter and for the full year, the Balmat operation was not able to achieve positive operating earnings. Costs of the operation not directly associated with the mining and concentration activities, including freight and administration, were approximately $2.3 million for the fourth quarter and $11.3 million for the full year 2007.

ANNUAL REPORT 2007	HudBay Minerals Inc.	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Tax Expense

Income Tax Expense

The statutory income tax rate decreased from 38.7% in 2006 to 36.0% in 2007 as a result of the federal corporate legislative change to phase-in the deductibility of mining taxes and Crown royalties. Substantively enacted changes in rates for future years will result in reductions in the Canadian federal rate from 19.5% to 15% by 2012 and reductions in the Manitoba tax rate from 14% to 13% by 2009. Further Manitoba rate reductions have been announced but are not yet substantively enacted. We use substantively enacted rates applicable to future years when we measure the future tax liability related to our long-lived property, plant and equipment. Accordingly, we reduced our 2007 income tax expense by $4.3 million.

In the past, we built up significant corporate income tax pools and, in recent years, have recorded benefits related to these pools as future tax assets (net of a valuation allowance, which serves to limit the tax asset recognized on the balance sheet to an amount management believes we are more likely than not to realize). As at December 31, 2006, we had fully recognized our HBMS future income tax asset, except for amounts related to longer-term items (temporary differences for reclamation, post-retirement and pension obligations). In 2007, after applying our income tax pools to current earnings, our HBMS future income tax asset was completely drawn down, and we recorded a non-cash, or future, income tax expense. After updating our estimates in 2007, we determined that we are now more likely than not to realize corporate income tax deductions related to pension and certain post-retirement obligations as well as certain Canadian non-capital losses. Accordingly, we decreased our valuation allowance by $39.2 million which increased our tax asset and decreased future tax expense.

Significant items increasing our effective income tax rate included stock-based compensation (which is not deductible for tax purposes), temporary differences related to items which could generate capital losses, and an increase in the valuation allowance for timing differences related to certain US operations.

Mining Tax Expense

We also have built up mining tax pools over the years and have, more recently, recorded related benefits as future tax assets. We consider some different factors in estimating the required valuation allowance for mining tax assets, primarily because the rate of deductions is more restrictive for mining tax purposes. At each of December 31, 2006 and December 31, 2007, the future mining tax asset recorded on our balance sheet was net of a valuation allowance related to portions of our mining tax pools that related to temporary differences expected to reverse more than three years in the future. We review our estimates for the valuation allowance each quarter, and in doing so we consider uncertainties associated with future longer-term metal prices and foreign exchange rates. In 2007, after applying our mining tax pools to current earnings, our future mining tax asset was partially drawn-down.

Our effective rate for current mining taxes is approximately 8.7% on our 2007 earnings before tax. In 2006, current mining tax was approximately 6.5% on earnings before tax. The higher effective mining tax rate for 2007 relates mainly to the composition of our earnings and the reduction of available tax deductions.

Breakdown of Tax Expense (Benefit)	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006
Non-cash – income tax expense [1]	104,063	(123,484)
Non-cash – mining tax expense [1]	2,077	(28,104)

Total non-cash draw-down	106,140	(151,588)

Estimated current tax expense – income tax	407	1,188
Estimated current tax payable – mining tax	31,770	28,860

Total estimated taxes payable	32,177	30,048

Tax expense (benefit)	138,317	(121,540)

1.	Non-cash tax expenses represent draw-downs of the non-cash future income and mining tax assets.

40	HudBay Minerals Inc.	ANNUAL REPORT 2007

EBITDA1

The following table presents the calculation of EBITDA for the fourth quarter and the year ended December 31, 2007 and December 31, 2006.

($000’s)	Three Months Ended Dec. 31, 2007	Three Months Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006
Operating earnings per consolidated financial statements	46,404	136,373	388,369	448,500
Adjustments
Depreciation and amortization	25,610	17,185	94,697	64,928

EBITDA	72,014	153,558	483,066	513,428

1.	Refer to “Non-GAAP Performance Measures” on page 65. EBITDA represents earnings before interest, taxes, depreciation and amortization, loss/gain on derivative instruments, interest and other income, exploration, asset impairment loss and other.

Financial Condition, Cash Flows, Liquidity and Capital Resources

Financial Condition at December 31, 2007 Compared to Financial Condition as at December 31, 2006

Cash and cash equivalents increased by $371.7 million to $757.6 million as at December 31, 2007, compared to December 31, 2006.

Working capital improved by $233.2 million to $880.9 million from December 31, 2006 to December 31, 2007. The significant changes, other than our increasing cash position, included draw-downs in the current portion of future income and mining tax assets and liabilities of $109.8 million, normal operating decreases in accounts receivable of $61.6 million, increases in payables of $2.8 million, and decreased taxes payable of $23.8 million.

In December 2007 we launched a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, up to 9,946,093 HudBay common shares, representing approximately 9.5% of its public float, over a 12 month period ending December 16, 2008. In December 2007, we repurchased 321,300 shares at a net cost of $6.2 million. As at January 14, 2008 at total of 941,300 shares had been purchased for approximately $17.2 million.

Common share capital increased by $2.7 million due to the exercise of options of $10.8 million, offset by the renunciation of $7.3 million of eligible exploration expenditures and the original cost of the shares repurchased of $0.8 million.

Our contractual obligations at December 31, 2007 are materially unchanged from December 31, 2006.

During the quarter ended December 31, 2007, we extended our HBMS $80.0 million revolving credit facility maturity date to February 29, 2008. Subsequent to December 31, 2007, the credit facility was further extended to February 27, 2009. No draw-down has been made on this facility.

As at December 31, 2007, we had $32.7 million letters of credit outstanding.

ANNUAL REPORT 2007	HudBay Minerals Inc.	41

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table summarizes our cash flows for the three and twelve months ended December 31, 2007 and December 31, 2006.

($000’s)	Three Months Ended Dec. 31, 2007	Three Months Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006
Net earnings for the period	28,459	165,788	227,139	563,991
Items not affecting cash	55,350	(17,280)	250,751	(73,194)
Net change in non-cash items	9,156	(4,083)	20,283	(66,871)

Cash provided by operating activities	92,965	144,425	498,173	423,926
Cash required for financing activities	(6,905)	(44,218)	(6,524)	(44,522)
Cash required for investing activities	(38,344)	(33,236)	(117,826)	(135,686)
Effect of exchange rate changes on cash and equivalents	6,975	7,882	(2,113)	486

Increase in cash and cash equivalents	54,691	74,853	371,710	244,204

Cash inflow for the fourth quarter was $54.7 million, compared to a cash inflow of $74.9 million for the quarter ended December 31, 2006.

For the full year 2007, cash inflow was $371.7 million, compared to a cash inflow of $244.2 million for the period ended December 31, 2006.

Cash Flow from Operating Activities

Operating activities provided $93.0 million of cash flows in the fourth quarter, a decrease from $144.4 million for the quarter ended December 31, 2006. The appreciation of the Canadian dollar over the US dollar contributed to lower revenues and lower operating cash flow, offset partially by changes in non-cash working capital. These included decreases in accounts receivable of $17.3 million and increases in inventories of $17.5 million and accounts payable of $19.6 million.

For the full year 2007, cash provided by operations was $498.2 million, compared to $423.9 million for the same period in 2006, primarily due to higher metal sales volumes and higher US dollar prices, largely offset by the appreciation of the Canadian dollar prices. Significant changes in non-cash working capital included decreases in accounts receivable of $61.6 million and increases in accounts payable of $2.8 million, offset in part by decreases in taxes payable of $23.8 million and increases in inventories of $19.9 million.

Cash Flow from Financing Activities

Financing activities required cash outflows of $6.9 million in the fourth quarter, mainly due to share buy backs of $6.2 million and capital lease repayments of $1.0 million, offset by proceeds from the exercise of stock options of approximately $0.3 million. Cash required for financing activities in the fourth quarter of 2006 was significantly greater, mainly due to our $48.5 million debt repurchases.

For the full year 2007, cash required for financing activities was $6.5 million, with proceeds from the exercise of stock options of approximately $7.7 million offset by a $4.0 million repayment of capital lease obligations, a $4.0 million repayment of our Province of Manitoba loan, and our share buy backs of $6.2 million. Prior year cash outflows for financing activities were greater due mainly to 2006 debt repurchases of $173.1 million and total proceeds of $136.4 million received on exercise of warrants, issuance of common shares and exercise of stock options.

Cash Flow from Investing Activities

Investing activities required cash outflows of $38.3 million in the fourth quarter, related mainly to capitalized mine development and other sustaining capital expenditures. Investing activities in the fourth quarter of 2006 related to capitalized mine development and other sustaining capital expenditures of $26.4 million, including Balmat start-up capital, as well as a $6.8 million investment in listed shares.

For the full year 2007, cash required for investing activities was $117.8 million, related mainly to capitalized mine development and other sustaining capital expenditures. Investing activities of $135.7 million in the same period of 2006 related to capitalized mine development, Balmat start-up capital and other sustaining capital expenditures of $119.3 million, the Company’s $17.0 million acquisition of the WPCR, and an investment of $6.8 million in listed shares. These were offset in part by proceeds from the sale of the ScoZinc property and equipment of $7.4 million.

42	HudBay Minerals Inc.	ANNUAL REPORT 2007

Capital Expenditures

The following is our capital expenditures by mine and processing facility.

($ millions)	Three Months Ended Dec. 31, 2007	Three Months Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006	Full Year Outlook 2008
777 Mine	7.2	7.2	27.3	25.3	23.4
Trout Lake Mine	8.6	4.8	28.0	22.8	23.1
Chisel North Mine	6.4	1.4	12.3	5.9	9.3
Balmat Mine and Concentrator	8.4	0.6	25.0	24.6	21.6
Flin Flon and Snow Lake Concentrators	0.5	1.7	1.7	3.5	5.0
Flin Flon and Snow Lake Other	1.3	7.5	6.5	16.2	18.5
Zinc Plant	2.6	1.5	6.1	4.2	9.3
Zinc Oxide Plant	0.1	0.8	0.6	2.0	0.9
Copper Smelter	1.1	0.2	2.0	12.4	2.1
WPCR	1.6	0.7	7.4	2.4	1.4

Total	37.8	26.4	116.9	119.3	114.6

($ millions)	Three Months Ended Dec. 31, 2007	Three Months Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006	Expected 2008
Plant and Equipment	16.8	15.6	44.7	48.7	50.1
Capital Development	19.0	9.8	65.9	67.2	57.6
Capitalized Exploration	2.0	1.0	6.3	3.4	6.9

Total	37.8	26.4	116.9	119.3	114.6

Contractual Obligations and Commitments

The following table summarizes, as at December 31, 2007, certain of our contractual obligations for the period specified.

Payment Schedule

($000’s)	Total	Less than 1 Year	1 –3 Years	3 –5 Years	After 5 Years
Interest on long-term debt obligations	1,120	280	560	280	—
Long-term debt obligations	7,500	7,500	—	—	—
Capital lease obligations	5,180	3,556	1,624	—	—
Operating lease obligations	866	398	366	102	—
Purchase obligations	8,477	8,477	—	—	—
Pension and other employee future benefits obligations	125,592	16,595	31,200	22,500	55,297
Asset retirement obligations [1]	65,193	3,195	2,073	2,073	57,852

Total	213,928	40,001	35,823	24,955	113,149

1.	Before inflation and market risk.

ANNUAL REPORT 2007	HudBay Minerals Inc.	43

MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments:

•	Commitments to purchase and sell copper and zinc concentrates, with payments related to market prices over a quotational period;

•	A profit-sharing plan with certain of our employees;

•	Security agreements with the provinces of Manitoba and Saskatchewan related to reclamation undertakings and decommissioning plans;

•

An asset purchase agreement with respect to our Balmat mine that specifies payments to be made out of annual positive future net free cash flow (after reasonable capital and exploration expenditures) from Balmat mine operations;

•	Royalty agreement and net profit interest agreements related to our 777 and Balmat mines; and

•	Collective Bargaining Agreements in place with our unionized Flin Flon/Snow Lake workforce that prohibit strikes and lockouts and provide for binding arbitration.

Additional details on the above commitments are available in note 20(b,c) to our December 31, 2007 annual consolidated financial statements.

Critical Accounting Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management’s judgment is applied include ore reserve determinations used in amortization of capitalized mine development, in-process inventory quantities, plant and equipment estimated economic lives and salvage values, assessment of impairment, fair value of certain assets and liabilities, contingent liabilities, future income and mining tax assets and valuation reserves, asset retirement obligations, stock-based compensation, pension obligations and other employee future benefits. Actual results could differ from those estimates by material amounts. These estimates are reviewed at least annually and, as the adjustments become necessary, they are reported in earnings in the period in which they became known.

Mineral Reserves and Mineral Resources

We estimate mineral reserves and mineral resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs, as well as long-term commodity prices and foreign exchange rates. We capitalize the costs of mineral properties and mine development and amortize them on a unit-of-production basis, based on related proven and probable mineral reserves.

Impairment

We periodically review the carrying value of our operating mines and plant and equipment for impairment when events or changes in circumstances indicate that the carrying amounts of related assets may not be recoverable. If total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, we measure and record an impairment loss to write down the assets to fair value, which is normally the discounted value of future cash flows. Cash flows include the production of both mineral reserves and a portion of mineral resources based on management’s best estimate of the most probable production profile. Cash flows are also dependent on estimates of future production costs, capital expenditures, salvage values, closure costs, reclamation costs as well as long term commodity prices and foreign exchange rates.

In-Process Inventories

In-process concentrates and metal inventory quantities comprise the majority of our inventories by value and represent materials that are in the process of being converted into saleable product. We measure in-process inventories based on assays of material received at our metallurgical plants and estimates of recoveries in the production processes. We estimate realizable value of in-process inventories at financial statement dates and carry inventories at the lower of cost and estimated net realizable value. Where the net realizable value is less than the accumulated costs that have been allocated to that inventory, we report an impairment charge as part of current period operating costs to reduce the carrying value of the inventory.

44	HudBay Minerals Inc.	ANNUAL REPORT 2007

Future Tax Assets and Liabilities

We use the asset and liability method of tax allocation for accounting for income taxes. Under the liability method, future income and mining tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. These determinations rely on management’s forecast of future earnings and interpretation of tax legislation. We measure future tax assets and liabilities using the substantively enacted tax rates expected to be in effect in the years that differences occur. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax assets will not be realized. We evaluate the carrying value of our future tax assets quarterly and adjust the amount of the valuation allowance as necessary. Factors used to assess the likelihood of realization include forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Asset Retirement Obligations

We estimate asset retirement obligations based on environmental plans, in compliance with current environmental and regulatory requirements. We estimate and provide for decommissioning costs, and record a corresponding decommissioning asset, when a new mine or plant is placed into commercial production. We accrue accretion expenses over the life of each associated operating mine or plant, such that at the end of the asset life the provision is equal to the balance estimated to be paid at that date and we amortize the decommissioning asset over the life of the related asset. Changes in cost estimates result in offsetting changes to the asset and liability and corresponding changes to the associated amortization and accretion rates. In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from our estimates.

Pensions and Other Employee Future Benefits

Our post-retirement obligations relate mainly to ongoing health care benefit plans. We estimate the obligations relating to these plans and our pension plans based on actuarial determinations, which incorporate assumptions using management’s best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates.

Start of Commercial Production

We assess development projects to determine when they move from the development category to commercial production. At this stage, operating costs and revenues are no longer capitalized to Property, Plant and Equipment. Before classifying a project as being in commercial production, we consider a range of criteria that is relevant to the specific situation, including: a pre-determined percentage of design capacity for the mine and mill, achievement of continuous production, ramp-ups, or other output; and expected net margin during the pre-production period. In a phased mining approach, we consider milestones achieved at each phase of completion. Management usually assesses the operation’s ability to sustain production over a period of one to three months, depending on the complexity related to the stability of continuous operation. Commercial production will be considered to have commenced at the beginning of the month in which the criteria are met. On this basis, the Balmat Mine and Concentrator commenced commercial production on January 1, 2007.

Estimates in Determining Fair Value of Financial Instruments

We record various financial assets, financial liabilities and derivatives at fair value. Fair values are based on quoted market prices, where available. If market quotes are not available, we use internal valuation models with market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

We have separated and recorded at fair value embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale, anode sale, and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months. At each reporting date, we mark-to-market provisionally priced metals based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in operating expenses for purchase concentrate contracts.

Stock-Based Compensation Expense

We use the fair value based method to account for all stock-based payments. Under this method, we measure compensation cost attributable to options granted at fair value at the grant date. To determine the fair value of options, we use a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future stock price volatility and the expected average life of the options.

ANNUAL REPORT 2007	HudBay Minerals Inc.	45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Management

From time to time we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Bur Deposit

In the first quarter of 2007, we implemented a price protection program for the Bur deposit to enhance the feasibility study expected later in the year. The Bur deposit, with its fine grained ore, would require significant upgrades to the Snow Lake concentrator to achieve economical recoveries. The Lalor Lake deposit, with its potentially higher tonnage and metallurgical similarities to our other mines in the Snow Lake region, would allow us to take full advantage of available capacity at the Snow Lake concentrator. Therefore, we have decided to defer the development of the Bur deposit at this time. Following this decision, and with lower zinc prices, we unwound a significant portion of the zinc swaps in December. For accounting purposes, the mark-to-market gains or losses recognized to the point of unwinding are held in other comprehensive income (“OCI”) and will be reclassified to earnings when the hedged anticipated future zinc sales occur.

In January of 2008 we unwound the remaining 10,200 tonnes of zinc swaps. The remaining copper swaps continue to hedge our anticipated future copper sales.

The following are the prices, for accounting purposes, for the metal swaps remaining at December 31, 2007:

Hedge Prices		2008	2009	2010	Total
Zinc swap contracts	tonnes	—	—	10,200	10,200
	US$/lb.	—	—	1.22	1.22
Copper swap contracts	tonnes	4,200	5,100	5,100	14,400
	US$/lb.	2.69	2.45	2.22	2.44

The hedges noted above meet the requirement for hedge accounting under GAAP.

For the fourth quarter 2007, we recorded in earnings a gain of $2.6 million related to the ineffective portion of the price protection program. We recorded in OCI a pre-tax gain of $23.2 million ($14.9 million after future income taxes) to reflect the effective portion of gains and losses under the cash flow hedges. As the zinc swaps we unwound in the fourth quarter were part of effective hedging relationships, the effective portion of their gains and losses remain in OCI and will be charged to earnings in the periods when the original hedges would have closed.

For the full year 2007, we have recorded a loss of $8.2 million in earnings related to the hedges. This includes a $9.3 million, one-time loss recorded for the period between executing the swap contracts and generating the required hedge accounting documentation. This $9.3 million loss is considered a one-time charge, as the Company expects the hedges to remain highly effective for hedge accounting in the future. The remaining gain of $1.1 million represents the ineffective portion of gains and losses under the cash flow hedges. An $8.4 million pre-tax loss ($5.2 million after future income taxes) was reflected in the full year 2007 OCI. The fair value of the metal swaps as at December 31, 2007 was negative $26.4 million.

Our swap agreements are with creditworthy counterparties and are governed by master agreements with customary wording under which we are not required to provide collateral.

Zinc and Zinc Oxide

To provide a service to our customers who purchase finished metal and oxide from our plants and require known future prices, we enter into fixed price sales contracts regarding zinc and zinc oxide. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

46	HudBay Minerals Inc.	ANNUAL REPORT 2007

Foreign Exchange

We have forward exchange contracts to limit the effects of movements in exchange rates on foreign currency denominated assets and liabilities and future anticipated transactions. At December 31, 2007, we held US dollar put options giving it the right, but not the obligation, to sell up to US$21.9 million in equal quarterly amounts at $1.20482 per US dollar continuing to January 2009. The fair value of the US dollar put options was $4.9 million as at December 31, 2007 due to the appreciation in the Canadian dollar.

In the current environment of strong base metal prices, we have significantly benefited from exposure to metal prices. In the future, we may consider implementing other protection programs to limit the effects of future price changes.

Health, Safety, Environment and Product Quality

HudBay’s operations, including contractors, recorded a Lost Time Accident (“LTA”) frequency rate of 1.4 per 200,000 hours worked for the fourth quarter of 2007, compared to 0.8 from the same quarter in 2006. The full year 2007 LTA frequency remained the same as last year at 1.0.

The Environment

There were no significant environmental non-compliances during 2007.

All operations now have management systems certified to both OHSAS 18001 for occupational health and safety and ISO 14001 for the environment. WPCR received certification on schedule in October of 2007. In addition, the production and supply of HBMS’ final products are registered to the ISO 9001 quality standard.

In the third quarter of 2007, Manitoba Conservation issued a report on its study of surface soils in Flin Flon, Manitoba and Creighton, Saskatchewan. The report identified some sample levels of metal in soils which exceeded Canadian Council of Ministers of the Environment guidelines. This has triggered additional assessments to determine if a health risk exists and is expected to take approximately 12 months to complete.

Addressing Evolving Environmental Regulations

In April 2006, the Canadian federal government issued a notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metal smelters and refineries. These plans must be fully implemented no later than December 31, 2015. We have prepared the required plan for the Flin Flon metallurgical complex and commercial implementation. Annual interim progress reports will be provided to government until the plan is fully implemented.

The notice sets annual air release targets for the specified substances. For our operations, the greatest emission is sulphur dioxide, primarily from our copper smelter. The air release targets are divided into two phases, with the annual sulphur dioxide emission target for our operations reduced from the current 220,000 tonnes per annum to 187,000 tonnes in 2008, and a further reduction to 33,500 tonnes for 2015.

As indicated by our 2008 production guidance, we expect to achieve the 2008 targets for sulphur dioxide. However, given the lower sulphur dioxide emissions target in 2015, together with other economic challenges (lower treatment charges and the higher costs of fuel), and in the absence of economically viable technological alternatives, we will be assessing the economic viability of our copper smelter on an ongoing basis.

HudBay publishes an annual sustainability report that specifies the Company’s environmental, health and safety performance. The 2006 report is available on our web site.

ANNUAL REPORT 2007	HudBay Minerals Inc.	47

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATIONS OVERVIEW

HudBay's operations are tightly integrated, from mine to metal manufacturing.

48 HudBay Minerals Inc. ANNUAL REPORT 2007

MINES

Estimated Mineral Reserves (January 1 2008)1 – Operating Properties

	Tonnes	Zn (%)	Cu (%)	Au (g/t)	Ag (g/t)
777
Proven	4,464,700	4.0	3.1	2.4	25.7
Probable	11,224,300	5.0	2.1	2.2	29.9
Trout Lake
Proven	1,535,000	4.1	2.0	1.3	13.7
Probable	831,800	4.7	2.1	1.7	21.8
Chisel North
Proven	528,700	9.3	—	—	—
Probable	879,400	6.8	—	—	—
Balmat
Proven	1,000,100	9.5	—	—	—
Probable	890,400	10.8	—	—	—

Total Proven	7,528,500
Total Probable	13,825,900

Total Reserves	21,354,400

The 2008 estimated mineral reserves have been prepared under the supervision of Gerald Beauchamp, B.SC., P.Eng., who is employed by HBMS as Senior Mines Analyst and who is a Qualified Person under NI 43-101.

Long term metal prices, including premiums used to determine economic viability of the 2008 mineral reserves were US$550 oz. gold, US$11.00 oz. silver, US$1.45 lb. copper and US$0.75 lb. zinc. In addition, there are inferred mineral resources of 3,470,500 tonnes. For more information, refer to our press release dated February 12, 2008, which also discloses mineral reserves related to pre-development properties.

Mine Summary

		Three Months Ended Dec. 31, 2007	Three Months Ended Dec. 31, 2006		Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006
777
Ore	tonnes	351,031	362,042		1,424,122	1,367,548
Zinc	%	4.95	4.07		4.51	4.81
Copper	%	2.67	2.99		2.68	2.81
Gold	g/tonne	2.05	2.91		2.44	2.43
Silver	g/tonne	25.30	26.13		25.64	25.61
Trout Lake
Ore	tonnes	211,112	228,539		827,014	838,862
Zinc	%	5.16	2.86		4.27	3.65
Copper	%	2.47	2.31		2.36	2.18
Gold	g/tonne	1.46	1.28		1.44	1.28
Silver	g/tonne	18.05	11.19		14.84	13.53
Chisel North
Ore	tonnes	86,796	82,148		328,928	323,379
Zinc	%	7.31	8.83		8.20	8.56
Balmat
Ore	tonnes	98,294	—	*	335,808	—	*
Zinc	%	7.04	—	*	6.96	—	*

Total Mines
Ore	tonnes	747,233	672,729		2,915,872	2,529,789
Zinc	%	5.56	4.24		5.14	4.91
Copper	%	2.00	2.41		2.01	2.26
Gold	g/tonne	1.47	2.06		1.66	1.84
Silver	g/tonne	19.46	20.51		19.31	20.99

*	Not in commercial production. For unit operating costs, refer to page 37.

ANNUAL REPORT 2007	HudBay Minerals Inc.	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

777 Mine

The 777 mine is located immediately adjacent to the Company’s principal concentrator and metallurgical plants in Flin Flon, Manitoba. Commercial production commenced in January 2004.

Ore production at the 777 mine for the fourth quarter decreased by 3% compared to the same period in 2006. The reduction in mined tonnage was a result of two planned maintenance shutdowns, one for repairs to the ore hoist motor, and the second to the ore handling system. Zinc grade was higher by 22% and copper grade was lower by 11% due to planned changes in the mining sequence that increased the zinc grade mined. The gold grade was 30% lower, while the silver grade was 3% lower, consistent with the lower copper and higher zinc grades. Operating costs per ore tonne in the fourth quarter were higher by 19%. The overruns are related to major repair to a production scooptram and increased costs of consumables including fuel, propane, steel and cement.

Ore production at the 777 mine for the full year 2007 increased by 4% compared to 2006. Improvements in mine ore handling, the availability of the mobile equipment fleet, and improvement in paste backfill placement facilitated the production increase. Compared with grades in 2006, zinc grade was lower by 6%, copper grade was lower by 5%, while gold and silver grades remained the same. The lower grades are attributed to mining some lower grade ores from the Callinan area of the mine. Operating costs per ore tonne were 7% higher at $38.20 per tonne due to increases in consumable costs including fuel, propane, steel and cement.

Trout Lake Mine

The Trout Lake mine is located approximately six kilometres from the Company’s principal ore concentrator and metallurgical complex in Flin Flon, Manitoba. Commercial production commenced at the Trout Lake mine in 1982. The mine is accessed from surface by a shaft and ramp and ore from the mine is truck hauled to the Flin Flon concentrator.

Ore production at Trout Lake for the fourth quarter was 8% lower compared to the same quarter in 2006. This is consistent with the 2007 mining plan, reflecting smaller mining blocks and greater haulage distances to ore passes. Zinc grade was 80% higher and copper grade was 7% higher. The increased grade is consistent with the revised mining plan at the end of the first quarter 2007 to increase zinc production. This was successful and achieved increased zinc production from the North Zone, Mid Zone, and the Lower C Zone. Higher gold and silver grades were also obtained with the changed mining plan. Operating costs per ore tonne were 6% higher due to increased ground support costs, as well as the development and rehabilitation associated with the pillar extraction project.

Ore production at Trout Lake decreased by 1% for the full year 2007 compared to 2006. This is consistent with the 2007 mining plan, reflecting smaller mining blocks and longer haul distances to ore passes. Zinc grade was 17% higher, copper grade was 8% higher, gold grade was 13% higher and silver grade was 10% higher, consistent with the revised mining plan in 2007. Operating costs per ore tonne mined were 17% higher, related to increased ground support and rehabilitation of some of the mining areas. Increased consumable costs including fuel, propane and steel also contributed to the higher costs.

Trout Lake Mine Data

Production		Three Months Ended Dec. 31, 2007	Three Months Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006
Ore	tonnes	211,112	228,539	827,014	838,862
Zinc	%	5.16	2.86	4.27	3.65
Copper	%	2.47	2.31	2.36	2.18
Gold	g/tonne	1.46	1.28	1.44	1.28
Silver	g/tonne	18.05	11.19	14.84	13.53

ANNUAL REPORT 2007	HudBay Minerals Inc.	51

MANAGEMENT’S DISCUSSION AND ANALYSIS

Chisel North Mine

The Chisel North mine is located approximately 10 kilometres west of the Company’s Snow Lake ore concentrator, which is approximately 215 kilometres from Flin Flon, Manitoba. Commercial production commenced at the mine in June 2000. The mine is accessed by a ramp, and ore from the mine is trucked to the Snow Lake concentrator. Concentrate produced is trucked to HudBay’s zinc plant in Flin Flon.

Ore production at Chisel North for the fourth quarter was 6% higher than the same quarter in 2006. Zinc ore grade was 17% lower, consistent with the areas mined within the fourth quarter. There was some copper and zinc tonnage mined and processed in Flin Flon to receive the copper credits, as well as the gold and silver credits; this material had lower than mine average zinc grades. Operating costs per ore tonne were 18% higher primarily related to the increased cost of consumables and higher maintenance costs for the underground production fleet. The costs were also higher due to the transport and processing of ore in the Flin Flon concentrator during the fourth quarter.

Ore production at Chisel North for the full year 2007 was 2% higher in 2007 compared to 2006. Zinc ore grade was 4% lower, consistent with the mining plan. Operating costs were 13% higher, related primarily to the higher cost of underground consumables, and increased contractor costs for surface crushing and diamond drilling.

Chisel North Mine Data

Production		Three Months Ended Dec. 31, 2007	Three Months Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006
Ore	tonnes	86,796	82,148	328,928	323,379
Zinc	%	7.31	8.83	8.20	8.56

52	HudBay Minerals Inc.	ANNUAL REPORT 2007

Balmat Mine

The Balmat mine is located in upper New York State. Concentrate production began in May 2006 and commercial production commenced January 1, 2007.

2007 ore production at Balmat was 335,808 tonnes at 6.96% zinc. Operating costs per ore tonne are expected to continue to decrease as production tonnage increases during 2008. Operating costs per ore tonne trended down in 2007 from $85.55 per tonne in the first quarter of the year to $50.24 in the fourth quarter of 2007, and averaged $63.46 for all of 2007.

Despite continued improvement, the mine did not reach the targets set out in the feasibility study for its first year of operation. The lower production combined with higher capitalized development expenses resulted in a higher than expected carrying value for the operation by the end of 2007. The higher carrying value together with a lower forecasted zinc price, triggered an impairment test, which indicated that the probability weighted cash flows would not recover the value of the long-lived assets. A non-cash charge was taken to reduce the value of the assets to their estimated fair value. We are currently in the process of optimizing this operation.

Balmat Mine Data

Production		Three Months Ended Dec. 31, 2007	Three Months Ended Dec. 31, 2006		Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006
Ore	tonnes	98,294	—	*	335,808	—	*
Zinc	%	7.04	—	*	6.96	—	*

*	Not in commercial production.

ANNUAL REPORT 2007	HudBay Minerals Inc.	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONCENTRATORS

Concentrators Summary

		Three Months Ended Dec. 31, 2007	Three Months Ended Dec. 31, 2006		Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006
Flin Flon Concentrator
Ore	tonnes	556,946	569,516		2,252,618	2,258,146
Zinc	%	4.96	3.70		4.39	4.36
Copper	%	2.59	2.75		2.57	2.58
Gold	g/tonne	1.85	2.28		2.08	1.99
Silver	g/tonne	22.60	20.56		21.60	20.99

Zinc concentrate	tonnes	46,398	33,375		163,695	161,554
Concentrate grade	% Zn	51.70	52.42		51.75	51.92

Copper concentrate	tonnes	53,424	59,187		216,451	218,177
Concentrate grade	% Cu	25.01	24.58		24.87	24.90

Zinc recovery	%	86.8	83.1		85.7	85.1
Copper recovery	%	92.7	92.9		93.0	93.4
Gold recovery	%	74.3	68.4		68.7	70.7
Silver recovery	%	63.3	63.4		61.2	63.5

Snow Lake Concentrator
Ore	tonnes	78,800	81,305		320,862	325,114
Zinc	%	7.58	8.84		8.29	8.59

Zinc concentrate	tonnes	11,253	13,583		50,636	53,001
Concentrate grade	% Zn	50.61	51.65		50.53	51.40

Zinc recovery	%	95.3	97.6		96.2	97.6

Balmat Concentrator
Ore	tonnes	98,124	—	*	333,053	—	*
Zinc	%	7.00	—	*	6.90	—	*

Zinc concentrate	tonnes	11,201	—	*	38,616	—	*
Concentrate grade	% Zn	57.32	—	*	57.15	—	*

Zinc recovery	%	94.4	—	*	95.4	—	*

*	Not in commercial production.

For unit operating costs, refer to page 37.

54	HudBay Minerals Inc.	ANNUAL REPORT 2007

Flin Flon Concentrator

The Flin Flon concentrator produces zinc and copper concentrates from ore mined at the 777 and Trout Lake mines.

For the fourth quarter of 2007, ore processed decreased by 2% compared to the same period in 2006. Zinc head grade was 34% higher and copper head grade was 6% lower due to changes in ore received from the Trout Lake and 777 mines. Recoveries of zinc to concentrate were 4% higher, consistent with the higher grade of ore processed. Recoveries of copper to concentrate were down slightly. Operating cost per ore tonne processed increased by 9%, primarily related to higher maintenance costs.

Ore processed for the full year 2007 was similar to 2006 levels. Zinc head grade in 2007 was 1% higher than last year, while copper head grades were the same, consistent with the ore received from the 777 and Trout Lake mines. Recovery of zinc to concentrate was 1% higher and copper metal to concentrate was similar to the same period in 2006. Operating costs per tonne of ore processed were 11% higher, primarily related to increased purchase prices for reagents and grinding media.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Snow Lake Concentrator

The Snow Lake concentrator is approximately 215 kilometres from the Flin Flon, Manitoba metallurgical complex. The facility processes only the Chisel North mine zinc ore and produces zinc concentrate that is trucked to the Flin Flon zinc plant for treatment.

For the fourth quarter of 2007, ore processed was 3% lower compared to the same quarter in 2006, consistent with lower tonnage received from the Chisel North mine. Zinc head grade was 14% lower due to lower mining grades from Chisel North mine. Recovery of zinc metal to concentrate was 2% lower at 95.3%, consistent with lower ore head grade. Operating costs per ore tonne processed, which include the cost of transportation to Flin Flon, decreased by 3% primarily due to the reduced concentrate hauling to Flin Flon.

Ore processed for the full year 2007 was 1% lower than in 2006. In 2007 zinc ore head grade was lower by 3%, while zinc recovery to concentrate was 1% lower due to the lower head grades experienced last year. Operating costs per ore tonne increased by 7%, primarily related to increased costs for reagents and grinding media.

Snow Lake Concentrator Data

Production		Three Months Ended Dec. 31, 2007	Three Months Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006
Ore	tonnes	78,800	81,305	320,862	325,114
Zinc	%	7.58	8.84	8.29	8.59
Zinc concentrate	tonnes	11,253	13,583	50,636	53,001
Concentrate grade	% Zn	50.61	51.65	50.53	51.40
Zinc recovery	%	95.3	97.6	96.2	97.6

56	HudBay Minerals Inc.	ANNUAL REPORT 2007

Balmat Concentrator

The Balmat concentrator is located at the Balmat mine site in upper New York State, approximately 158 kilometres south of the CEZ refinery (a third party) near Montreal.

Zinc concentrate produced at Balmat is sold to Xstrata and primarily treated at its CEZ refinery near Montreal. The agreement with Xstrata allows HudBay to purchase from Xstrata zinc concentrate, representing up to 50% of Balmat’s annual zinc concentrate production sold to Xstrata.

For the fourth quarter of 2007, ore processed was 98,124 tonnes. Zinc ore head grade was 7.0%. Recovery of metal to concentrate was 94.4%. Operating costs were $9.26 per ore tonne. The mine and concentrator were not in commercial production during 2006.

In 2007, 333,053 tonnes of ore were processed at an ore head grade of 6.90% zinc. Recovery of zinc metal to concentrate was 95.4% and operating costs were $10.88 per ore tonne.

During the fourth quarter, Balmat produced 6,486 tonnes of zinc contained in concentrate with 5,513 tonnes of payable zinc metal, and sold 5,124 tonnes of zinc metal. During the fourth quarter, inventory of zinc concentrate at Balmat increased by about 1,700 tonnes to approximately 3,700 tonnes.

Balmat Concentrator Data

Production		Three Months Ended Dec. 31, 2007	Three Months Ended Dec. 31, 2006		Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006
Ore	tonnes	7.00	—	*	6.90	—	*
Zinc	%		—	*		—	*
Zinc concentrate	tonnes	11,201	—	*	38,616	—	*
Concentrate grade	% Zn	57.32	—	*	57.15	—	*
Zinc recovery	%	94.4	—	*	95.4	—	*

*	Not in commercial production.

Balmat Zinc Metal		Three Months Ended Dec. 31, 2007	Three Months Ended Dec. 31, 2006[1]	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006
Contained in concentrate produced	tonnes	6,486	—	22,068	—
Payable in concentrate produced	tonnes	5,513	—	18,758	—
Zinc metal sold	tonnes	5,124	—	18,487	—

1.	Balmat mine and concentrator were not in commercial production in 2006.

ANNUAL REPORT 2007	HudBay Minerals Inc.	57

MANAGEMENT’S DISCUSSION AND ANALYSIS

METALLURGICAL PLANTS SUMMARY

Metal Produced and Sold1

		Three Months Ended Dec. 31, 2007	Three Months Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006
Metal Produced[1]
Metal from HBMS Concentrates
Zinc	tonnes	24,866	27,419	99,803	113,637
Copper	tonnes	13,638	15,317	54,301	56,698
Gold	troy oz.	25,577	27,563	100,255	95,980
Silver	troy oz.	253,713	245,328	943,429	962,743

Metal from HBMS Purchased Concentrates
Zinc	tonnes	1,638	3,569	10,717	4,329
Copper	tonnes	9,556	7,877	35,694	31,527
Gold	troy oz.	645	580	2,332	1,972
Silver	troy oz.	131,985	97,635	503,309	382,184

Total HBMS Metal Produced
Zinc	tonnes	26,504	30,988	110,520	117,966
Copper	tonnes	23,194	23,194	89,995	88,225
Gold	troy oz.	26,222	28,143	102,587	97,952
Silver	troy oz.	385,698	342,963	1,446,738	1,344,927

Balmat[2]
Zinc metal in concentrate for sale	tonnes	6,486	4,003	22,068	9,037
Metal in concentrate purchased from Xstrata[3]	tonnes	(1,607)	(3,032)	(6,319)	(3,750)

Total Produced[4]
Zinc	tonnes	31,383	31,959	126,269	123,253
Copper	tonnes	23,194	23,194	89,995	88,225
Gold	troy oz.	26,222	28,143	102,587	97,952
Silver	troy oz.	385,698	342,963	1,446,738	1,344,927

Metal Sold[5]
Zinc, incl sales to Zochem	tonnes	34,313	32,386	132,994	114,646
Copper	tonnes	18,558	19,901	87,003	79,395
Gold	troy oz.	18,680	22,112	96,847	82,921
Silver	troy oz.	247,077	295,545	1,270,791	1,195,142

1.	Metal from concentrates and purchased concentrates include copper, gold and silver returned to the copper smelter for re-processing as part of the normal production process. Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.
2.	Not in commercial production in 2006.
3.	Includes tonnes from metal in Balmat purchased concentrates, purchased from Xstrata. Through an arrangement to decrease costs, HudBay sells all concentrates from its Balmat zinc mine to Xstrata and elects annually to purchase up to 50% of Balmat’s zinc concentrate production sold to Xstrata.
4.	Includes production of metal and metal in concentrate.
5.	Excludes inventory changes at CMM in 2006.

58	HudBay Minerals Inc.	ANNUAL REPORT 2007

Zinc Plant

The Flin Flon zinc plant utilizes leading edge technology that includes a two-stage pressure leaching plant, four steps of solution purification, an electrolysis plant and a casting plant. An oxygen plant also supplies the pressure leaching process. The facility produces special high grade zinc.

Through an arrangement to decrease transportation costs for zinc concentrate, we sell all of the concentrates from our Balmat mine to Xstrata for processing at their CEZ refinery in Montreal. Annually, we elect to purchase from Xstrata zinc concentrate, representing up to 50% of the Balmat concentrate sold to Xstrata.

Production of cast zinc metal in the fourth quarter, compared to the same quarter in 2006, was 14% lower at 26,504 tonnes. Lower production was due to a number of maintenance items being done at the cell house. Operating costs per pound of zinc metal produced were 19% higher primarily because of the lower production.

2007 production of zinc metal was 110,520 tonnes, 6% lower than in 2006. Operating costs per pound of zinc were 9% higher due to the lower production and the higher cost of operating and maintenance material.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Zinc Oxide Facility – Zochem

Zochem is HudBay’s zinc oxide production facility in Brampton, Ontario and is the third largest producer of zinc oxide in North America, accounting for approximately 20% of the North American market. Zochem has an annual production capacity of 45,000 tonnes of zinc oxide, which equates to approximately 37,000 tonnes of zinc metal.

For the fourth quarter of 2007, Zochem consumed 7,560 tonnes of HudBay zinc and produced 9,280 tonnes of zinc oxide. Due to reduced sales, production of zinc oxide was 6% lower compared to the same quarter of 2006. Operating costs per pound of zinc oxide were 12% higher at 14.2 cents per pound primarily due to the lower production levels.

For the full year 2007 production of zinc oxide was 35,583 tonnes, 14% lower than for in 2006. Zochem’s share of the tire industry has decreased, while a greater focus has been placed on higher margin sales. Primarily as a result of lower production volumes, operating costs at 13.7 cents per pound of zinc oxide were 16% higher than in 2006.

Zinc Oxide Data

		Three Months Ended Dec. 31, 2007	Three Months Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006
Zinc from HudBay	tonnes	7,560	6,834	29,134	32,469
Zinc from others	tonnes	11	1,255	11	1,448

Total zinc consumption	tonnes	7,571	8,089	29,145	33,917
Zinc oxide produced	tonnes	9,280	9,862	35,583	41,378
Zinc oxide sold	tonnes	9,328	8,861	36,607	40,501

60	HudBay Minerals Inc.	ANNUAL REPORT 2007

Copper Smelter

The copper smelter is located in Flin Flon and treats copper concentrate and produces copper anodes, which are railed to the WPCR in Michigan State, for electrolysis and production of cathode copper prior to sale.

Both copper concentrate from HudBay owned mines and copper concentrate purchased from others is treated at the smelter. Approximately 32% of the concentrate treated in 2007 was purchased concentrate, an increase from 29% treated in 2006. Purchased concentrate is sourced mainly from our long-term contracts with Highland Valley Copper Mines and Montana Resources.

For the fourth quarter of 2007, copper production was the same as the fourth quarter in 2006. Operating costs per pound of copper anode produced were 7% lower.

For the full year 2007, copper production was 2% higher than 2006, primarily reflecting lower production related to a scheduled plant shutdown in 2006 for maintenance. Operating costs in 2007 per pound of copper were 2% higher related primarily to increased maintenance costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS

White Pine Copper Refinery

The WPCR is located in the upper peninsula of Michigan State near the Canada/US border.

The refinery electro-refines copper anode produced at HudBay’s Flin Flon smelter into market standard cathode copper, which is sold into the wire, tube and brass industries. During processing, anode slimes containing precious metals are recovered, dried and sold. Approximately 18% of the copper anode processed at the refinery remains after electro-refining. This spent anode has normally been sold, but subsequent to December 31, 2007 we have started recycling it through the smelter. This provides economic benefits by taking advantage of the surplus capacity at the refinery that was created due to the reduction in purchased copper concentrates to be treated due in 2008.

For the fourth quarter of 2007, copper cathode production decreased by 1% compared to the same quarter last year due to electrolyte chemistry and anode composition issues. Operating costs per pound of cathode copper were 3% lower primarily due to a credit received from our electrical energy supplier.

Copper cathode production for the full year 2007 was 68,305 tonnes, 2% lower than in 2006. Operating costs per pound of cathode produced were 8% higher primarily related to the cost of power and natural gas over the year.

White Pine Copper Refinery Data

		Three Months Ended Dec. 31, 2007	Three Months Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006
Anodes received	tonnes	21,098	21,759	85,230	85,567
Cathode produced	tonnes	17,512	17,720	68,305	69,878
Spent anode produced	tonnes	4,361	3,254	15,592	12,875
Liberator anode produced	tonnes	668	602	2,682	2,439
Slimes produced	tonnes	47	51	191	201

62	HudBay Minerals Inc.	ANNUAL REPORT 2007

Cash Cost per Pound of Zinc Sold

HudBay’s cash cost of zinc sold, net of by-product credits, for the fourth quarter of 2007 was US$0.17 per pound.

Non-GAAP Reconciliation of Cash Cost per Pound of Zinc Sold, Net of By-Product Credits

(refer to “Non-GAAP Performance Measures” on page 65)

($000’s except as noted)	Three Months Ended Dec. 31, 2007		Three Months Ended Dec. 31, 2006		Year Ended Dec. 31, 2007		Year Ended Dec. 31, 2006
Expenses	C$	196,192	C$	176,737	C$	881,472	C$	680,503
Non-cash operating costs [1]		(31,072)		(5,893)		(132,536)		(62,694)
Less by-product credits [2]		(152,753)		(185,812)		(799,871)		(734,827)

Cash cost net of by-products	C$	12,367	C$	(14,968)	C$	(50,935)	C$	(117,018)
Exchange rate (C$/US$) [3]		0.972		1.139		1.076		1.134

Cash cost net of by-products	US$	12,723	US$	(13,141)	US$	(47,337)	US$	(103,190)
Zinc sales (000’s lbs.)		75,646		64,038		293,201		239,380
Cash cost per pound of zinc, net of by-product credits in US$/lb.	US$	0.17	US$	(0.21)	US$	(0.16)	US$	(0.43)

1.	Non-cash operating costs include depreciation and amortization, stock-based compensation, accretion expense and foreign exchange gains (losses) and other non-cash items.
2.	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and the Company’s proportionate share of by-product sales by CMM.
3.	Weighted average exchange rate for sales during the period.

For the quarter ended December 31, 2007, cash cost per pound of zinc sold was US$0.17, a net increase from the same period in 2006 of US$0.38 per pound of zinc sold, due to:

•	US$0.08 unfavourable by-product credit variance primarily due to lower copper prices;

•	US$0.21 unfavourable impact of a stronger Canadian dollar; and

•	US$0.09 unfavourable due to volumes and higher costs.

For the full year 2007, cash cost per pound of zinc sold was negative US$0.16, a net increase from the same period in 2006 of US$0.27 per pound of zinc sold, due to:

•	US$0.33 favourable by-product credit variance;

•	US$0.07 unfavourable impact of a stronger Canadian dollar; and

•	US$0.53 unfavourable due to volumes and costs.

The calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.

For Balmat as a standalone operation, the cash cost per pound of payable zinc (excluding concentrate treatment charges) was US$0.69 for the fourth quarter and US$0.81 for the year.

ANNUAL REPORT 2007	HudBay Minerals Inc.	63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Outstanding Share Data

As of March 14, 2008, there were 126,419,278 common shares of the Company issued and outstanding, as well as 22,521 warrants (pre-consolidated) exercisable for a maximum aggregate of 750 common shares. In addition, options exercisable for an aggregate maximum of 3,264,866 common shares were outstanding.

Adoption of New Accounting Standards

For information on our adoption of new accounting standards, refer to notes 3(a) and 3(b) of the December 31, 2007 annual consolidated financial statements. Refer to note 3(c) for information regarding new accounting standards that will be applicable to us in future years.

Controls and Procedures

Disclosure Controls and Procedures

The Canadian Securities Administrators have issued Multilateral Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” which requires Canadian public companies to submit annual and interim certificates relating to the design and effectiveness of the disclosure controls and procedures that are in use at the company. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including the Chief Executive Officer and the Chief Financial Officer, to enable this information to be reviewed and discussed so that appropriate decisions can be made regarding the timely public disclosure of the information.

As of December 31, 2007, management has evaluated the effectiveness of the design and the operating effectiveness of the disclosure controls and procedures as defined by Multilateral Instrument 52-109. This evaluation was performed under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the disclosure controls and procedures were effective as of December 31, 2007.

Internal Control Over Financial Reporting

Multilateral Instrument 52-109 also requires Canadian public companies to submit an annual certificate relating to the design of internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management is responsible for establishing and maintaining internal control over financial reporting and management, including the CEO and the CFO, has evaluated the design of the internal control over financial reporting at December 31, 2007 and based on this evaluation, management has concluded that the design of internal control over financial reporting was effective as of December 31, 2007.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

Multilateral Instrument 52-109 also requires Canadian public companies to disclose in their MD&A any change in internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect internal control over financial reporting.

On January 24, 2008, Mr. Allen Palmiere assumed the role of CEO and President of the Company. Previously Mr. Palmiere was the Chairman of the Board of the Company. As CEO, Mr. Palmiere will, as do all CEO’s, have a significant role in maintaining an appropriate control environment in the Company. There have been no other changes in internal control over financial reporting that we have concluded have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

64	HudBay Minerals Inc.	ANNUAL REPORT 2007

Non-GAAP Performance Measures

EBITDA, operating cash flow per common share, and cash cost per pound of zinc sold are included in this MD&A because these statistics are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company is performing compared to plan and to assess the overall effectiveness and efficiency of mining operations. Management believes that the inclusion of these statistics in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these statistics to assess the Company’s performance. These performance measures do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Risks, Uncertainties and Other Information

Readers are encouraged to read and consider the risk factors, and additional information regarding the Company, included in its most recent AIF filed with the Canadian securities regulators, a copy of which is posted on the SEDAR web site at www.sedar.com.

Forward-Looking Information

This document contains “forward-looking information”, within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of HudBay. Forward-looking information involves a number of risks and uncertainties. Forward-looking information includes, but is not limited to, information with respect to the Company’s strategy, estimated future production and expenditures, future exploration plans and expenditures and possible results with respect to the Lalor Lake property, estimated operating costs, costs of production, the impact of production on earnings, estimated capital spending, future commodity prices, estimated depreciation and amortization, pension and other employee future benefits, taxation policies and reserves and pools, emissions, smelter operations, future hedging activities and possible foreign exchange protection programs. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such information is provided, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: the mining industry such as government regulation, environmental and reclamation risks, title disputes or claims, success of exploration activities, future commodity prices, costs of production, possible variations in ore reserves, resources, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and the availability of skilled labour, the timing and amount of estimated future production, financial market fluctuations, requirements for additional capital, conclusions of economic evaluations, actual results of current exploration activities, possible variations in ore reserves, resources, grade or recovery rates, permitting timelines, taxation policies, changes in project parameters as plans continue to be refined, conclusions of economic evaluations as well as those factors discussed in the section entitled “Risk Factors” in HudBay’s Annual Information Form for the year ended December 31, 2007, available under the profile of HudBay at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

ANNUAL REPORT 2007	HudBay Minerals Inc.	65

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

All information in the Annual Report, including the accompanying financial statements and management’s discussion and analysis of the consolidated financial position and results of operations (“MD&A”) of the Company, is the responsibility of the management of the Company. The consolidated financial statements and the MD&A were prepared by management in accordance with accounting principles and MD&A disclosure requirements generally accepted in Canada, and the financial information contained elsewhere in the Annual Report conforms to the consolidated financial statements and MD&A.

The preparation of financial statements and MD&A requires the selection of appropriate generally accepted accounting principles and the use of estimates and judgment by management to present fairly and consistently the consolidated financial position and results of operations of the Company. Estimates are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. In management’s opinion, such estimates have been properly reflected in the consolidated financial statements and MD&A. Systems of internal accounting controls are designed and maintained by management in order to provide reasonable assurance, on a cost-effective basis, of the reliability of this financial information.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee (“Committee”) composed of three directors, none of whom are members of management. The Committee meets periodically with management and the Company’s independent auditors to discuss internal controls over the financial reporting issues and to review the consolidated financial statements, the MD&A and the independent auditors’ report to shareholders. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements and MD&A for issuance to shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the Company’s independent auditors.

The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditors, Deloitte & Touche LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards. The auditors’ report, dated March 14, 2008, outlines the scope of their examination and their opinion on the consolidated financial statements.

Allen Palmiere	Jeff A. Swinoga, CA
President & Chief Executive Officer	Vice President Finance & Chief Financial Officer

66	HudBay Minerals Inc.	ANNUAL REPORT 2007

AUDITORS’ REPORT

To the Shareholders,

HudBay Minerals Inc.

We have audited the consolidated balance sheets of HudBay Minerals Inc. as at December 31, 2007 and 2006 and the consolidated statements of earnings, retained earnings, comprehensive income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Winnipeg, Manitoba

March 14, 2008

ANNUAL REPORT 2007	HudBay Minerals Inc.	67

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Earnings

Years ended December 31, 2007 and 2006 (In thousands of Canadian dollars, except share and per share amounts)	2007	2006
Revenue (Note 22)	$1,269,841	$1,129,003

Expenses:
Operating	730,748	598,053
Depreciation and amortization	94,697	64,928
General and administrative	18,188	19,756
Stock-based compensation (Note 15d,e)	11,979	6,201
Accretion of asset retirement obligations (Note 12)	3,282	2,692
Foreign exchange loss (gain)	22,578	(11,127)

	881,472	680,503

Operating earnings	388,369	448,500

Exploration	(33,067)	(12,311)
Interest and other income (Note 23)	35,238	17,450
Gain (loss) on derivative instruments	(3,515)	22,558
Interest expense	(1,378)	(10,971)
Asset impairment losses (Note 5)	(20,172)	—
Other	(19)	(22,775)

Earnings before tax	365,456	442,451
Tax expense (benefit) (Note 14a)	138,317	(121,540)

Net earnings for the year	$227,139	$563,991

Earnings per share:
Basic	$1.79	$5.32
Diluted	1.77	4.69
Weighted average number of common shares outstanding (Note 15f):
Basic	126,847,106	105,979,721
Diluted	128,507,554	120,334,201

See accompanying notes to consolidated financial statements.

68	HudBay Minerals Inc.	ANNUAL REPORT 2007

Consolidated Statements of Retained Earnings

Years ended December 31, 2007 and 2006 (In thousands of Canadian dollars)	2007	2006
Retained earnings, beginning of year	$642,723	$78,732
Net earnings for the year	227,139	563,991
Transition adjustment – financial instruments (Note 3a)	(1,005)	—

Retained earnings, end of year	$868,857	$642,723

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended December 31, 2007 and 2006 (In thousands of Canadian dollars)	2007	2006
Net earnings for the year	$227,139	$563,991
Other comprehensive income (loss), net of tax (Note 16)	(5,812)	—

Comprehensive income, end of year	$221,327	$563,991

See accompanying notes to consolidated financial statements.

ANNUAL REPORT 2007	HudBay Minerals Inc.	69

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

Years ended December 31, 2007 and 2006 (In thousands of Canadian dollars)	2007	2006
Assets:
Current assets:
Cash and cash equivalents	$757,574	$385,864
Accounts receivable	71,511	132,275
Inventories (Note 4)	183,739	163,842
Prepaid expenses	7,646	7,288
Current portion of fair value of derivatives (Note 18c)	7,635	2,579
Future income and mining tax assets (Note 14b)	43,809	154,063

	1,071,914	845,911
Property, plant and equipment (Note 6)	450,334	444,044
Other assets (Note 7)	29,379	28,560

	$1,551,627	$1,318,515

Liabilities and Shareholders’ Equity:
Current liabilities:
Accounts payable and accrued liabilities	$142,994	$139,922
Taxes payable	6,409	30,217
Current portion of other liabilities (Note 8)	41,605	28,087

	191,008	198,226
Long-term debt (Note 9)	3,208	10,214
Pension obligations (Note 10)	38,846	41,675
Other employee future benefits (Note 11)	70,153	65,083
Asset retirement obligations (Note 12)	35,046	33,548
Obligations under capital leases (Note 13)	1,611	4,979
Future income tax liabilities (Note 14b)	718	582
Fair value of derivatives (Note 18c)	19,804	—

	$360,394	$354,307

Shareholders’ equity:
Share capital:
Common shares (Note 15b)	311,143	308,441
Warrants (Note 15c)	1	3
Contributed surplus (Note 15e)	16,633	13,098
Cumulative translation adjustment	—	(57)
Retained earnings	868,857	642,723
Accumulated other comprehensive income (loss) (Note 16)	(5,401)	—

	1,191,233	964,208

	$1,551,627	$1,318,515

Contingencies (Note 17), Commitments (Note 20)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

John H. Bowles, Director	Ronald P. Gagel, Director

70	HudBay Minerals Inc.	ANNUAL REPORT 2007

Consolidated Statements of Cash Flows

Years ended December 31, 2007 and 2006 (In thousands of Canadian dollars)	2007	2006
Cash provided by (used in):
Operating activities:
Net earnings for the year	$227,139	$563,991
Items not affecting cash:
Depreciation and amortization	94,697	64,928
Stock-based compensation (Note 15d,e)	11,979	6,201
Accretion expense on asset retirement obligations (Note 12)	3,282	2,692
Foreign exchange loss (gain)	1,528	(5,393)
Change in fair value of derivatives	16,643	3,114
Asset impairment losses (Note 5)	20,172	—
Future tax expense (benefit) (Note 14a)	106,140	(151,588)
Other	(3,690)	6,852

	477,890	490,797
Change in non-cash working capital (Note 21a)	20,283	(66,871)

	498,173	423,926

Financing activities:
Repayment of senior secured notes (Note 9a)	—	(173,142)
Repayment of loans payable (Note 9b)	(4,000)	(4,000)
Repayment of obligations under capital leases (Note 13)	(4,030)	(3,825)
Repurchase of common shares (Note 15b)	(6,184)	—
Issuance of common shares, net of costs (Note 15b)	(10)	16,771
Proceeds on exercise of warrants (Note 15b,c)	10	111,368
Proceeds of exercise of stock options (Note 15d)	7,690	8,306

	(6,524)	(44,522)

Investing activities:
Additions to property, plant and equipment	(116,938)	(119,250)
Purchase of investments	(888)	(6,823)
Additions to environmental deposits	—	16
Sale of ScoZinc (Note 23)	—	7,412
Acquisition of White Pine Copper Refinery, Inc., net of cash acquired (Note 24)	—	(17,041)

	(117,826)	(135,686)

Effect of exchange rate changes on cash and cash equivalents	(2,113)	486

Change in cash and cash equivalents	371,710	244,204
Cash and cash equivalents, beginning of year	385,864	141,660

Cash and cash equivalents, end of year	$757,574	$385,864

Cash and cash equivalents is comprised of:
Cash on hand and demand deposits	$41,298	$157,655
Short term money market instruments	716,276	228,209

	$757,574	$385,864

For supplemental information, see note 21.

See accompanying notes to consolidated financial statements.

ANNUAL REPORT 2007	Hudbay Minerals Inc.	71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007 and 2006 (In thousands of Canadian dollars, except where otherwise noted)

Note 1 Nature of business

HudBay Minerals Inc. (the “Company” or “HudBay”) is a Canadian company continued under the Canada Business Corporations Act on October 25, 2005. HudBay is an integrated mining company that operates mines, concentrators and a metal production complex in northern Manitoba and Saskatchewan. HudBay also owns a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and the Balmat zinc mine in New York State. In 2004, the Company acquired Hudson Bay Mining and Smelting Co., Limited (“HBMS”), its principal subsidiary. HBMS was incorporated in 1927 and has been in continuous production in northern Manitoba since 1930.

Note 2 Significant accounting policies

(a) Basis of presentation:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are presented in Canadian dollars (unless otherwise specified).

These consolidated financial statements include the financial statements of the Company, all of its subsidiaries, and the proportionate share of the assets and liabilities of any joint ventures in which the Company shares joint control. The significant subsidiaries include HBMS, Hudson Bay Exploration and Development Company Limited (“HBED”), White Pine Copper Refinery Inc. (“WPCR”), HudBay Marketing and Sales Inc. (“HMS”), St. Lawrence Zinc Company LLC (“St. Lawrence”), and a 50% ownership of Considar Metal Marketing SA Inc. (“CMMSA”).

(b) Use of estimates:

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management’s judgement is applied include ore reserve determinations used in amortization of certain property, plant and equipment, in-process inventory quantities, plant and equipment estimated economic lives and salvage values, assessment of impairment, fair value of certain assets and liabilities, contingent liabilities, future income and mining tax assets and valuation reserves, asset retirement obligations, stock-based compensation, pension obligations and other employee future benefits. Actual results could differ from those estimates by material amounts. These estimates are reviewed at least annually and, as the adjustments become necessary, they are reported in earnings in the period in which they became known.

(c) Translation of foreign currencies:

The Company’s functional currency is the Canadian dollar.

Monetary assets and liabilities are translated at year-end exchange rates, and non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at monthly average exchange rates approximating those in effect at the transaction dates. Gains and losses on translation of monetary assets and monetary liabilities are reflected in earnings. Foreign currency gains and losses on available-for-sale financial assets and hedging items in effective cash flow or net investment hedges of foreign exchange risk are recorded in other comprehensive income.

The assets and liabilities of self-sustaining foreign operations are translated at year-end exchange rates, and revenue and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in accumulated other comprehensive income until they are realized by a reduction in the investment.

The monetary assets and liabilities of integrated foreign operations are translated at year-end exchange rates whereas non-monetary items are translated at historical rates. Revenues and expenses are translated at monthly exchange rates with the exception of depreciation and amortization which is translated at historical rates. Differences arising from these foreign currency translations are recorded in foreign exchange loss (gain).

72	HudBay Minerals Inc.	ANNUAL REPORT 2007

(d) Revenue recognition:

Sales are recognized and revenue is recorded at market prices when title and the rights and obligations of ownership pass to the customer, collection is reasonably assured and the price is reasonably determinable.

Under the terms of contracts with independent companies, the Company’s concentrate and certain other sales are “provisionally priced”. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. Revenues are recognized when title passes to the customers, using forward prices to estimate the fair value of the total consideration receivable. At each reporting date, the fair value of the final sales price adjustment is re-estimated, and changes in fair value, metal weights and assays are recognized as adjustments to revenue.

(e) Cash and cash equivalents:

Cash and cash equivalents are classified as fair value through earnings and include cash and highly liquid investments with an original maturity of three months or less at the date of acquisition. Interest earned is included in interest and other income on the statement of earnings and in operating activities on the statements of cash flows.

(f) Inventories:

Inventories consist substantially of in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Cost includes material, labour and amortization of all property, plant and equipment involved with the mining and production process. Costs are allocated based on estimations of net realized value of the metal content of the inventories. In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the concentrate or metal. In-process inventory is measured based on assays of the material fed to the processing plants and the projected recoveries of the respective plants and is valued at cost. Cost of finished metal inventory represent the average cost of the in-process inventory incurred prior to the refining and casting process, plus applicable refining and casting costs.

Supplies are valued at the lower of cost, replacement and value in use. Cost is determined on an average basis.

(g) Property, plant and equipment:

(i)	Mineral properties:

(a)	Mineral property and exploration expenditures are expensed as incurred except for certain expenditures determined by the Company on specified properties identified through pre-feasibility or other assessments as having mineral reserves and/or resources with the potential of being developed into a mine.

(b)	Mineral exploration properties acquired as part of the purchase of HBMS are carried at initial fair value and are subject to an annual impairment review and evaluation.

(ii)	Mine development expenditures:

Development costs for properties deemed capable of economical commercial production are capitalized and amortized using the unit-of-production method. The unit-of-production amortization is based on the related proven and probable tonnes of ore reserves and associated future development costs. The cost of underground development to provide access to a reserve at an operating mine is capitalized where that portion of the development is necessary to access more than one workplace or stope. Capital development includes shafts, ramps, track haulage drifts, ancillary drifts, sumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises.

Ongoing repairs, maintenance and development expenditures are charged to operations as incurred. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

ANNUAL REPORT 2007	Hudbay Minerals Inc.	73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(iii)	Commercial production:

The decision on when commercial production is reached is based on a range of criteria that is considered relevant to the specific situation, including: a pre-determined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; and expected net margin during the pre-production period. In a phased mining approach, consideration would be given to milestones achieved at each phase of completion. Management usually assesses the operation’s ability to sustain production over a period of one to three months, depending on the complexity related to the stability of continuous operation. Commercial production will be considered to have commenced at the beginning of the month in which the criteria are met.

No amortization is provided in respect of mine development expenditures until commencement of economical commercial production. Any production revenue earned prior to commercial production, net of related costs, is offset against the development costs.

(iv)	Plant and equipment:

Expenditures for plant and equipment additions, major replacements and improvements are capitalized at cost, net of applied investment tax credits. Plant and equipment, including assets under capital lease, are depreciated on either unit-of-production or straight-line basis. The unit-of-production method is based on proven and probable tonnes of ore reserves. The assets using the straight-line method are depreciated over the estimated useful economic lives of the assets, which range from 5 to 13 years. The Company also considers future estimated residual values in its determination of depreciation.

(v)	Capitalized interest:

Interest on borrowings related to the financing of major capital projects under construction is capitalized during the construction phase as part of the cost of the project.

(vi)	Impairment of long-lived assets:

The Company reviews and evaluates the carrying value of its operating mines and exploration and development properties for impairment when events or circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Future cash flows are estimated based on estimated future recoverable mine production, expected sales prices (considering current and historical commodity prices, price trends and related factors), production levels, cash costs of production, and capital and reclamation costs, all based on detailed engineering life-of-mine plans. Future recoverable mine production is determined from reserves and resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources are considered economically mineable and are based on management’s confidence in converting such resources to proven and probable reserves. Long-lived assets are grouped for purposes of estimating future cash flows at the lowest level of assets and liabilities for which identifiable cash flows are largely independent of the cash flows of other assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mineral properties.

(h) Pension and other employee future benefits:

The Company has non-contributory and contributory defined benefit pension plans for the majority of its Canadian employees. The benefits are based on years of service and final average salary for the salary plan, and flat dollar amount combined with years of service for the hourly plan. The Company provides long-term disability income, health benefits and other post-employment benefits to hourly employees and long-term disability health benefits to salaried employees. The Company also provides ongoing health care benefits to certain pensioners.

The Company accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and other retirement benefits. The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits uses the projected benefit method prorated on service (which incorporates management’s best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). The measurement date of the plan assets and accrued benefit obligation coincides with the Company’s fiscal year. The most recent actuarial valuation of the pension plans for funding purposes was performed in 2007 using data as of December 31, 2006.

74	HudBay Minerals Inc.	ANNUAL REPORT 2007

Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. The average remaining service period of the active employees covered by the pension plan is 12 years. The average remaining service period of the active employees covered by the other retirement benefits plan is 13.7 years.

The Company also has defined contribution plans providing pension benefits for certain of its salaried employees. The cost of the defined contribution plans is recognized based on the contributions required to be made during each period.

The Company also has defined contribution plans providing pension benefits for certain of its US employees utilizing 401K plans. The cost of the defined contribution plans is recognized based on the contributions required to be made during each period.

(i) Financial instruments:

Financial assets, financial liabilities, and non-financial derivative contracts are initially recognized at fair value on the balance sheet when the Company becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification. The Company uses trade date accounting for regular-way purchases or sales of financial assets. Transaction costs are added to the initial carrying value of financial instruments other than those classified as fair value through earnings.

(i)	Non-derivative financial instruments – classification:

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are accounted for at amortized cost using the effective interest method of amortization. Gains and losses are recorded in earnings when the assets are derecognized or impaired, and through the amortization process.

Available-for-sale financial assets are measured at fair value with gains and losses recorded in other comprehensive income (“OCI”), except for impairment losses, until the assets are derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income (“AOCI”) is recognized in earnings.

Financial assets and liabilities classified as held-for-trading are measured at fair value with changes in fair value recognized in earnings and are included in the category “fair value through earnings.” This category includes financial instruments acquired or incurred principally for the purpose of selling or repurchasing in the near term; however, other financial instruments may also be designated irrevocably as fair value through earnings on initial recognition. The Company has chosen to designate its Senior Secured Notes and cash held in trust in this category.

(ii)	Derivatives:

Derivative instruments, including those derivatives that are embedded in financial or non-financial contracts and are not closely related to the host contracts, are measured at fair value on the balance sheet. All derivatives are classified as fair value through earnings unless they are accounted for as hedging items. The Company elected to identify embedded derivatives only in contracts entered into or amended on or after January 1, 2003 in accordance with the provisions of Section 3855.

(iii)	Hedge accounting:

The Company uses derivatives and non derivative financial instruments to manage exposures to interest, currency, credit and other market risks. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses from effective hedging relationships are recorded in earnings in the same period.

At the inception of a hedge, the Company formally documents the hedging relationship and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows. The Company tests effectiveness each period. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

ANNUAL REPORT 2007	HudBay Minerals Inc.	75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has only cash flow hedging relationships. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI, while the ineffective portion is recognized in earnings. When a hedged anticipated transaction subsequently occurs, the Company’s policy is to remove the associated gains and losses that were recognized in OCI and include them in the initial carrying amount of the asset acquired or liability incurred. When hedge accounting is discontinued, amounts previously recognized in AOCI are reclassified to earnings during the periods when the variability in the cash flows of the hedged item affects earnings. However, when a hedged item ceases to exist or when it is probable that an anticipated transaction will not occur, gain and losses previously recognized in AOCI are reclassified immediately to earnings. For contracts accounted for as a hedge of an identifiable current or anticipated position, the Company classifies the cash flows of the contract in the same manner as the cash flows of the position being hedged.

(iv) Fair values of financial instruments:

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are based on quoted market prices, where available. If market quotes are not available, fair value is based on internal valuation models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

(j) Stock-based compensation plans:

The Company’s stock-based compensation plan is described in note 15d. The Company accounts for all stock-based payments using the fair value based method. Under this method, compensation cost attributable to options granted is measured at fair value at the grant date and expensed over the vesting period, with a corresponding increase to contributed surplus. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

(k) Income and mining taxes:

The Company accounts for income and mining taxes under the asset and liability method. Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective tax bases (temporary differences). Future tax assets and liabilities are measured using the substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future tax assets and liabilities of a change in tax rates is included in income in the year in which the change is enacted or substantively enacted. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

(l) Flow-through shares:

The Company financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. Share capital is reduced and future income tax liabilities and/or tax recoveries are increased by the estimated income tax benefits renounced by the Company to the subscribers.

(m) Earnings per share:

Basic earnings per share is computed by dividing net earnings for the year by the weighted average number of common shares outstanding for the year. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued using the treasury stock method.

(n) Asset retirement obligations:

The Company’s accounting for asset retirement obligations applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is identified and a reasonable estimate of fair value can be made. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Costs that relate to existing conditions caused by past operations and that do not contribute to current or future

76	HudBay Minerals Inc.	ANNUAL REPORT 2007

revenue generation are expensed. Upon settlement of the liability, a gain or loss is recorded. The Company records asset retirement obligations primarily associated with decommissioning and restoration costs. The Company will make assessments as to the reasonableness of its asset retirement obligation estimates when conditions change and revise those estimates accordingly. The respective asset and liability balances are adjusted with the corresponding increase or decrease expensed in future periods.

The long-term asset retirement obligation is based on environmental plans, in compliance with the current environmental and regulatory requirements. Accretion expense is charged to the statements of earnings based on application of an interest component to the existing liability.

(o) Exploration costs:

The Company accounts for exploration expenditures by expensing such costs until management’s evaluation indicates, through pre-feasibility or other assessments, that the property has mineral reserves and/or resources with the potential of being developed into a mine.

Note 3 Adoption of new accounting standards

(a) Financial instruments:

On January 1, 2007, the Company prospectively adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, and Section 3865, Hedges.

Comprehensive Income

Section 1530 introduces comprehensive income, which consists of net earnings and OCI. OCI includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, and the effective portion of changes in fair value of cash flow hedging instruments. These consolidated financial statements include statements of comprehensive income. Cumulative changes in OCI are included in AOCI, which is presented as a new category of shareholders’ equity on the balance sheet.

Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives, prescribing when these items must be recognized on the balance sheet and whether fair value or cost-based measures should be applied. It also specifies how to present financial instrument gains and losses.

Hedges

Section 3865 establishes criteria that must be satisfied in order for hedge accounting to be applied. It sets standards for the identification, designation, documentation and effectiveness of hedging relationships.

Impact upon adoption of Sections 1530, 3855 and 3865

As required, the Company applied these standards on a prospective basis; accordingly, comparative amounts for prior periods have not been restated.

The Company recorded the following transition adjustments as at January 1, 2007:

•

Reduction to opening retained earnings of $1,193, net of taxes, representing changes made to the value of certain financial instruments, other than available-for-sale assets, in compliance with the measurement basis under the new standards;

•

Increase to opening retained earnings of $188, net of taxes, to recognize the remaining deferred gain from cash flow hedging relationships that became ineligible for hedge accounting and were terminated prior to January 1, 2007. The hedging relationships had used US dollar put options to hedge against forecasted US dollar sales;

ANNUAL REPORT 2007	Hudbay Minerals Inc.	77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•	Recognition in accumulated other comprehensive income (“AOCI”) of $448, net of taxes, related to the gain on available-for-sale financial assets; and

•	Reclassification to AOCI of $37, net of taxes, of net foreign currency losses that were previously presented as a separate item in shareholders’ equity at their gross amount of $57.

(b) Accounting changes:

Effective January 1, 2007, the Company adopted the revised CICA Section 1506 Accounting Changes, which requires that (i) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information; (ii) changes in accounting policies are accompanied with restated amounts for prior periods and reasons for the change; and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

(c) Future accounting changes:

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These new standards will be applicable to the Company on January 1, 2008. As these standards address only disclosure requirements, the Company does not expect there will be a material impact on the financial statements.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Inventories

In June 2007, the CICA issued section 3031, Inventories, replacing the existing section 3030. The new section will be applicable to the Company on January 1, 2008. This section requires measurement of inventories at the lower of cost and net realizable value; clarifies allocation of overheads and other costs to inventory; requires consistent use of either first-in, first-out or weighted average to measure inventories; requires that insurance and capital spares be accounted for as property, plant and equipment; and requires reversal of any previous write-downs when there is a subsequent increase in the value of inventories. The Company is assessing the impact, if any, of the adoption of this new Section on its consolidated financial statements

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. The new Section will be applicable to the Company on January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The Company is assessing the impact, if any, of the adoption of this new Section on its consolidated financial statements.

78	HudBay Minerals Inc.	ANNUAL REPORT 2007

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Note 4 Inventories

	2007	2006
Work-in-process	$112,177	$93,941
Finished goods	53,518	54,849
Material and supplies	18,044	15,052

	$183,739	$163,842

Note 5 Asset impairment losses

In December 2007, the Company recorded an asset impairment loss of $15,113 on its Balmat zinc mine which has been reflected as an increase in accumulated depreciation and amortization. The Company determined that the carrying value was not recoverable, and therefore the carrying value of the Balmat property, plant and equipment has been written down to their fair value of $23,600 based on the discounted value of future cash flows.

The Company has also recorded an impairment loss of $5,059 on its available-for-sale investment in listed shares. As a result, the impairment loss has been removed from OCI and recognized in earnings.

Note 6 Property, plant and equipment

2007	Cost	Accumulated depreciation and amortization	Net book value
Property, plant and equipment	$389,229	$79,565	$309,664
Mine development	272,355	148,677	123,678
Mineral exploration properties	16,992	—	16,992

	$678,576	$228,242	$450,334

2006
Property, plant and equipment	$339,164	$46,325	$292,839
Mines under development – Balmat zinc mine	26,534	—	26,534
Mine development	180,121	72,442	107,679
Mineral exploration properties	16,992	—	16,992

	$562,811	$118,767	$444,044

ANNUAL REPORT 2007	Hudbay Minerals Inc.	79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Balmat mine began commercial production on January 1, 2007. During 2006, all expenditures associated with the mine start-up, including pre-production operating costs net of revenues, were classified as mine under development.

Included in property, plant and equipment are the following:

	2007	2006
Property, plant and equipment under construction or development	$23,859	$13,776

Equipment under capital leases:
Cost	$18,109	$18,109
Less accumulated depreciation	5,244	3,693

	$12,865	$14,416

	2007	2006
Amortization expense related to equipment under capital leases	$1,551	$1,871

Note 7 Other assets

	2007	2006
Long-term portion of future tax asset (note 14b)	$21,261	$18,941
Cash held in trust (note 9a)	3,289	—
Available-for-sale investments, at fair value (2006 at cost)	2,706	6,823
Environmental deposits	1,165	1,165
Long-term portion of fair value of derivatives (note 18c)	958	1,631

	$29,379	$28,560

Available-for-sale investments consist of investments in listed shares that have no fixed maturity date or coupon rate. Gains and losses are recorded in other comprehensive income and are included in earnings and in investing activities on the statements of cash flows when realized.

Note 8 Current portion of other liabilities

	2007	2006
Current portion of:
Long-term debt (note 9)	$7,294	$4,000
Pension obligation (note 10)	14,586	16,554
Other employee future benefits (note 11)	2,007	2,282
Accrued retirement obligation (note 12)	3,195	—
Obligations under capital leases (note 13)	3,370	4,032
Future income taxes payable (note 14b)	51	543
Fair value of derivatives (note 18c)	10,975	527
Interest payable on long-term debt	127	149

	$41,605	$28,087

80	HudBay Minerals Inc.	ANNUAL REPORT 2007

Note 9 Long-term debt

	2007	2006
Senior Secured Notes (a)	$3,208	$3,380
Province of Manitoba (b)	7,294	10,834

	10,502	14,214
Less current portion of long-term debt	7,294	4,000

	$3,208	$10,214

(a) Senior secured notes:

On December 21, 2004, a subsidiary of the Company issued US$175 million Senior Secured Notes (“Notes”) bearing interest at 9.625% per annum with interest payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2005. The Notes were scheduled to mature on January 15, 2012. Subsequent to the issuance of the Notes, the subsidiary that issued the Notes amalgamated with HBMS.

During 2006, the Company used operating cash flow to repurchase US$110.9 million of the Notes in the open market. In addition, on November 22, 2006, HBMS commenced a cash tender offer for the remaining US$45.1 million aggregate outstanding principal amount of the Notes at that time, of which approximately US$42.2 million aggregate principal amount of the Notes were purchased in December 2006, reducing the outstanding notional amount of the Notes to US$2.9 million. The Company paid a premium for these purchases in the amount of $20,072 that was recorded as an expense in 2006.

On February 21, 2007, HBMS completed the covenant defeasance of HBMS outstanding 9 5/8% Senior Secured Notes due 2012 (“the Notes”). The covenant defeasance involved the irrevocable deposit in trust by HBMS with The Bank of New York, as trustee, of approximately US$3,316 of 3.25% U.S. government securities, such amount being sufficient to pay the principal of US$2,900 at the time of covenant defeasance, and interest and premium on the outstanding Notes to the redemption date of January 15, 2009. Pursuant to the terms of the indenture governing the Notes, the collateral securing the Notes was released. The cash held in trust has been presented with other assets (note 7).

As at December 31, 2007, the Notes were HBMS’ senior indebtedness obligations and ranked equally in right of payment with all of its existing and future senior indebtedness and senior to all of its existing and future subordinated indebtedness, subject to the security for decommissioning and credit facility noted below. The Notes were guaranteed on a senior basis by the Company’s subsidiaries, HBED and HMS.

The Company’s interest expense on the Notes was as follows:

	2007	2006
Interest expense	$300	$9,546

(b) Loan payable:

The interest-free loan from the Province of Manitoba is secured by an irrevocable standby letter of credit issued by a Canadian chartered bank, and the balance of $7.5 million is due on June 14, 2008. The Province of Manitoba loan is classified in the current portion of other liabilities and is recorded at amortized cost, which approximates its fair value. Fair value of the loan was determined using the net present value of the interest-free loan, assuming a discount rate of 6% (2006 – 6%). The discounted loan amount is being accreted to the principal amount through annual accretions with an offsetting charge to interest expense. Non-cash interest expense for the year was $459 (2006 – $770). The Province can declare all indebtedness to be due and payable in full if the Company fails to maintain, among other things, agreed levels of exploration expenditures and employment, or if it ceases to maintain a corporate presence in Manitoba. The Company is in compliance with these conditions.

ANNUAL REPORT 2007	Hudbay Minerals Inc.	81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(c) Credit facility:

As at December 31, 2007, the Company had an $80 million revolving credit facility maturing on February 29, 2008. Subsequent to December 31, 2007, the maturity date was extended to February 27, 2009.

The borrowings under this facility may be made in either Canadian dollars in the form of (a) Prime Rate Advances or (b) Bankers’ Acceptances or in United States dollars in the form of (i) United States Base Rate Advances or (ii) London Interbank Offered Rate (LIBOR) loans. Borrowings under these facilities bear interest, when drawn, at a rate that varies based on the type of borrowing. Canadian or US dollar denominated letters of credit or guarantees may also be used against this facility. The credit facility and the Company’s existing swap agreements are secured by a first charge on the issued shares, inventory, inventory-related receivables and certain cash. As of December 31, 2007 there were no amounts drawn under the facility. The Company is in compliance with covenants under this credit facility.

Note 10 Pension obligation

The Company maintains several non-contributory and contributory defined benefit pension plans for certain of its employees.

The Company uses a December 31 measurement date for all of its plans. For the Company’s significant plans, the most recent actuarial valuations filed for funding purposes were performed during 2007 using data as at December 31, 2006. For these plans, the next actuarial valuation required for funding purposes will be performed as at December 31, 2007. Any actuarial gains or losses over 10 per cent of the greater of the obligation and the fair value of assets are amortized over the expected service life of the plan population.

The defined benefit pension plans have been amended to grant benefit improvements for past service. The Company has elected to amortize these past service costs over three years.

Information about the Company’s pension plans is as follows:

	2007	2006
Obligations and funded status:
Change in pension obligation:
Obligation, as at January 1	$258,140	$244,772
Service cost	8,471	8,671
Interest cost	13,958	12,955
Employee contributions	167	157
Actuarial gain	(7,137)	(8,761)
Plan amendments	—	12,323
Benefits paid	(9,105)	(11,977)

Obligation, at December 31	264,494	258,140

Change in pension plan assets:
Fair value of plan assets, at January 1	200,874	174,028
Actual return on plan assets	8,611	18,522
Employer contributions	18,094	20,144
Employee contributions	167	157
Benefits paid	(9,105)	(11,977)

Fair value of plan assets, at December 31	218,641	200,874

Unfunded status of plans at end of year	(45,853)	(57,266)
Unamortized past service costs	4,107	8,215
Unamortized net actuarial gain	(11,686)	(9,178)

Net amount recognized at December 31	(53,432)	(58,229)
Less current portion	(14,586)	(16,554)

	$(38,846)	$(41,675)

82	HudBay Minerals Inc.	ANNUAL REPORT 2007

The Company plans to settle its obligations under the pension plans for former employees of the Ruttan mine, which was closed in 2002, once arrangements are finalized with an insurance company. The arrangement will involve purchasing insurance contracts by which the insurer assumes all of the Company’s risks and obligations under the plans.

Pension expense includes the following components:

	2007	2006
Service cost	$8,471	$8,671
Interest cost	13,958	12,955
Actual asset return (gain)	(8,611)	(18,522)
Actuarial loss (gain)	(7,137)	(8,761)
Plan amendments	—	12,323

Costs arising in the year	6,681	6,666
Difference in costs arising and recognized in the year:
Actual return on plan assets	(4,698)	6,054
Actuarial loss	7,206	8,770
Plan amendments	4,107	(8,215)

Defined benefit pension expense	13,296	13,275
Defined contribution pension expense	898	474

	$14,194	$13,749

Additional information:

The weighted average assumptions used in the determination of the accrued benefit expense and obligations were as follows:

	2007	2006
To determine the net benefit expense for the year:
Discount rate – defined benefit	5.25%	5.00%
Discount rate – defined contribution	4.23%	4.04%
Expected return on plan assets	6.50%	7.00%
Rate of compensation increase	2.35%	2.35%*
To determine the accrued benefit obligations at the end of the year:
Discount rate – defined benefit	5.50%	5.25%
Discount rate – defined contribution	4.23%	4.11%
Rate of compensation increase	2.35%	2.35%*

*	plus a merit and promotion scale

The Company’s pension cost is significantly affected by the discount rate used to measure obligations, the level of plan assets available to fund those obligations and the expected long-term rate of return on plan assets.

The Company reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date impact these assumptions from year to year.

ANNUAL REPORT 2007	HudBay Minerals Inc.	83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company considers the following factors in estimating the expected future rate of return on pension assets:

(i) Duration of pension plan liabilities; and

(ii) Types of investment classes in which the plan assets are invested and the expected compound returns on those investment classes.

Plan assets:

The pension plan asset allocations, by asset category, are as follows:

	2007		2006
	Weighted average	Target	Weighted average	Target
Equity securities	48%	52%	51%	52%
Debt securities	52%	48%	49%	48%

	100%	100%	100%	100%

The Company’s primary quantitative investment objectives are maximization of the long-term real rate of return, subject to an acceptable degree of investment risk, and preservation of principal. Risk tolerance is established through consideration of several factors, including past performance, current market conditions and the funded status of the plan.

With the exception of fixed income investments and non-North American equities, the plan assets are actively managed by investment managers, with the goal of attaining returns that potentially outperform passively managed investments. Within appropriate limits, the actual composition of the invested funds may vary from the prescribed investment mix.

Note 11 Other employee future benefits

The Company sponsors several post-employment benefit plans and uses a December 31 measurement date. Information about the Company’s post-retirement and other post-employment benefits is as follows:

	2007	2006
Obligations and funded status:
Change in other employee future benefits:
Obligation, at January 1	$79,013	$74,781
Service cost	2,350	1,781
Interest cost	4,127	3,914
Actuarial (gain) loss	(3,889)	698
Benefits paid	(1,991)	(2,161)

Obligation, at December 31	79,610	79,013

Change in plan assets:
Fair value of plan assets, at January 1	—	—
Employer contributions	1,991	2,161
Benefits paid	(1,991)	(2,161)

Fair value of plan assets at December 31	—	—

Unfunded status of plans at end of year	(79,610)	(79,013)
Unamortized net actuarial loss	7,450	11,648

Net amount recognized at December 31	(72,160)	(67,365)
Less current portion	(2,007)	(2,282)

	$(70,153)	$(65,083)

84	HudBay Minerals Inc.	ANNUAL REPORT 2007

Other employee future benefits expense includes the following components:

	2007	2006
Service cost	$2,350	$1,781
Interest cost	4,127	3,914
Actuarial (gain) loss	(3,889)	698

Costs arising in the period	2,588	6,393
Difference in costs arising and recognized in period:
Actuarial (gain) loss	4,198	(148)

Other employee future benefits expense	$6,786	$6,245

Additional information:

The weighted average assumptions used in the determination of other employee future benefits expense and obligations are as follows:

	2007	2006
To determine net benefit expense for the year:
Discount rate	5.25%	5.1%
Weighted average health care trend rate	8.2%	8.7%

To determine benefit obligation at end of year:
Discount rate	5.5%	5.25%
Weighted average health care trend rate	7.8%	8.2%

The weighted average health care cost trend rate used in measuring other employee future benefits was assumed to begin at 7.8% in 2008, gradually declining to 4.6% by 2015 and remaining at those levels thereafter.

If the health care cost trend rate was increased by one percentage point, the accumulated post-retirement benefit obligation and the aggregate service and interest cost would have increased as follows:

	2007	2006
Accumulated post-retirement benefit obligation	$16,919	$16,486
Aggregate of service and interest cost	1,533	1,439

If the health care cost trend rate was decreased by one percentage point, the accumulated post-retirement benefit obligation and the aggregate service and interest cost would have decreased as follows:

	2007	2006
Accumulated post-retirement benefit obligation	$13,193	$12,839
Aggregate of service and interest cost	1,167	1,103

The Company’s post-retirement and other post-employment benefit cost is materially affected by the discount rate and health care cost trend rates to measure obligations.

The Company reviews the assumptions used to measure post-retirement and other post-employment benefit costs (including the discount rate) on an annual basis.

Any actuarial gains or losses over 10 per cent of the obligation are amortized over the expected service life of the plan population.

ANNUAL REPORT 2007	HudBay Minerals Inc.	85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 Asset retirement obligations

The Company’s asset retirement obligations relate to the reclamation and closure of currently operating mines and metallurgical plants and closed properties.

	2007	2006
Balance, beginning of year	$33,548	$29,219
Obligations recognized during the year	5,796	2,076
Revisions in estimated cash flows	(2,458)	955
Obligations settled during the year	(1,927)	(1,456)
Obligations assumed through acquisition of WPCR	—	388
Obligations removed though sale of ScoZinc	—	(326)
Accretion expense	3,282	2,692

Balance, end of year	38,241	33,548
Less current portion	3,195	—

	$35,046	$33,548

Total undiscounted future cash flows required to settle the decommissioning and restoration asset retirement obligations are estimated to be $65.2 million (2006 – $60.3 million) before adjusting for inflation, market, and credit risk. Credit adjusted risk-free rates ranging from 9.0% to 9.5% (2006 – 7.5%) have been used to determine the additional obligations recognized during the year. The Company’s asset retirement obligations were revised in 2007 to reflect changes in timing of estimated cash flows. The majority of the Flin Flon Metallurgical complex expenditures were extended to 2020, and there were also minor adjustments to certain other spending estimates. The net effect was a reduction in the obligations of $2,458. Management anticipates that the asset retirement obligations will substantially be settled at or near the closure of the mining and processing facilities, anticipated to occur from 2012 to 2020.

In view of the uncertainties concerning environmental remediation, the ultimate cost of asset retirement obligations could differ materially from the estimated amounts provided. The estimate of the total liability for asset retirement obligation costs is subject to change based on amendments to laws and regulations and as new information concerning the Company’s operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which the Company operates. The Company is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Note 13 Obligations under capital leases

The Company has entered into capital lease obligations for equipment.

	2007	2006
Lease obligations	$4,981	$9,011
Less current portion of obligations	3,370	4,032

	$1,611	$4,979

86	HudBay Minerals Inc.	ANNUAL REPORT 2007

The following represents the minimum lease payments for equipment used in operations for the next three years:

2008	$3,556
2009	1,523
2010	101

5,180
Less imputed interest	199

$4,981

The capital lease average interest rate was 5.4% and is fixed for the term of the leases that expire 2008 to 2010. Interest expense on capital leases in 2007 was $399 (2006 – $611).

Note 14 Income and mining taxes

(a) Tax expense (benefit):

	2007	2006
Tax expense (benefit) applicable to:
Current – income taxes	$407	$1,188
– mining taxes	31,770	28,860

	32,177	30,048

Future – income taxes	104,063	(123,484)
– mining taxes	2,077	(28,104)

	106,140	(151,588)

Tax expense (benefit)	$138,317	$(121,540)

Certain previously unrecognized tax losses and other deductible temporary differences have been recognized during the year, having the effect of increasing the future tax asset and reducing tax expenses by $39,188.

(b) Future tax assets and liabilities as represented on the balance sheet:

	2007	2006
Future tax asset
Current portion	$43,809	$154,063
Long-term portion (note 7)	21,261	18,941

	65,070	173,004

Future tax liabilities
Current portion (note 8)	51	543
Long-term portion	718	582

	769	1,125

	$64,301	$171,879

ANNUAL REPORT 2007	HudBay Minerals Inc.	87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future tax assets and liabilities are composed of:

	2007	2006
Future income tax asset (note 14e)	$39,043	$144,900
Future income tax liability (note 14e)	(769)	(1,125)
Future mining tax asset (note 14f)	26,027	28,104

	$64,301	$171,879

(c) Changes in future tax assets and liabilities:

	2007	2006
Balance, beginning of year	$171,879	$24,534
Future tax (expense) recovery	(106,140)	151,588
Flow-through shares	(7,251)	(3,659)
Financial instruments transition
– retained earnings	568	—
– OCI	(77)	—
Current OCI transactions	3,321	—
Pre-production investment tax credit	1,913	—
Other	88	(584)

Balance, end of year	$64,301	$171,879

(d) Reconciliation to statutory tax rate:

As a result of Canadian mining operations, the Company is subject to both income and mining taxes. Generally, most expenditures incurred are deductible in computing income tax, whereas mining tax legislation, although based on a measure of profitability from carrying on mining operations, is more restrictive in respect of the deductions permitted in computing income subject to mining tax. These restrictions include deductions for financing expenses, such as interest and royalties. In addition, income unrelated to carrying on mining operations is not subject to mining tax.

88	HudBay Minerals Inc.	ANNUAL REPORT 2007

Income tax expense (benefit) differs from the amount that would be computed by applying the statutory income tax rates to income before income taxes. A reconciliation of income taxes calculated at the statutory rates to the actual tax provision is as follows:

	2007	2006
Statutory tax rate	36.04%	38.74%

Tax expense at statutory rate	$131,710	$171,411

Effect of:
Resource and depletion allowance, net of resource tax recovery	(12,023)	(30,279)

Adjusted income taxes	119,687	141,132
Mining taxes	33,847	28,860

	153,534	169,992
Temporary income tax differences not recognized	13,217	2,136
Tax benefit not recognized	2,123	—
Permanent differences related to capital items	848	—
Permanent difference related to stock based compensation	4,327	2,271
Other income tax permanent differences	7,773	4,478
Recognition of prior years’ income tax temporary differences	(39,188)	(272,313)
Recognition of prior years’ mining tax temporary differences	—	(28,104)
Impact related to reduction of tax rates	(4,317)	—

Tax expense (benefit)	$138,317	$(121,540)

Tax provision (benefit) applicable to:
Current taxes	$32,177	$30,048
Future taxes	106,140	(151,588)

Tax expense (benefit)	$138,317	$(121,540)

(e) Income tax effect of temporary differences:

The tax effects of temporary differences that give rise to significant portions of the future tax assets or future tax liabilities at December 31, 2007 and 2006 are as follows:

	2007	2006
Future income tax assets (liabilities):
Property, plant and equipment	$(20,313)	$31,454
Pension obligation	15,471	21,032
Other employee future benefits	19,901	24,332
Asset retirement obligations	10,271	10,554
Non-capital losses (see (g) on page 90)	37,847	121,506
Share issue and debt costs	6,422	9,795
Capital losses	2,115	—
Other	3,974	453

	75,688	219,126
Less valuation allowance	36,645	74,226

Net future tax asset (note 14b)	39,043	144,900
Less current portion	33,498	137,842

	$5,545	$7,058

ANNUAL REPORT 2007	HudBay Minerals Inc.	89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2007	2006
Future income tax liability:
Derivatives and other timing differences (note 14b)	$769	$1,125
Less current portion	51	543

	$718	$582

The income tax valuation allowance represents management’s best estimate of the allowance necessary to reflect the future income tax assets at an amount that the Company considers is more likely than not to be realized. The Company’s valuation allowance provides for long term obligations that are deductible expenses for tax purposes related to asset retirement obligations and other assets that are more unlikely than not to be realized.

(f) Mining tax effect of temporary differences:

The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2007 and 2006 are as follows:

	2007	2006
Future mining tax assets:
Property, plant and equipment	$39,013	$53,705
Less valuation allowance	12,986	25,601

Net future tax asset (note 14b)	26,027	28,104
Less current portion	10,311	16,221

	$15,716	$11,883

The mining tax valuation allowance represents management’s best estimate of the allowance necessary to reflect the future tax assets at an amount that the Company considers is more likely than not to be realized. The Company’s mining tax valuation allowance provides for future mining tax assets expected to be realized beyond the next three years. This recognition period is considered appropriate due to the lower depreciation rate applied to assets for mining tax purposes, which extends the timeframe for realization of future mining tax assets, as well as the uncertainties of future longer-term metal prices and exchange rates and will continue to be reviewed as circumstances change.

(g) Non-capital losses:

At December 31, 2007, the Company had cumulative non-capital losses of $96,028 in Canada and net operating losses of US$15,398 in the US. The benefit of the Canadian non-capital losses has been recognized on the balance sheet. The US net operating losses have not been recognized.

The Canadian non-capital losses expire as follows:

2013	$75,120
2014	3,488
2015	8,016
2026	9,404

$96,028

The US net operating losses were incurred between 2004 and 2007 and have a 20-year carry-forward period.

90	HudBay Minerals Inc.	ANNUAL REPORT 2007

(h) Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings, and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company’s business. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

Note 15 Share capital

(a) Preference shares:

Authorized:

Unlimited preference shares

(b) Common shares:

Authorized:

Unlimited common shares

Issued:

	2007		2006
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	126,006,001	$308,441	84,807,452	$143,611
Exercise of warrants	3,352	13	37,061,332	168,028
Automatic exchange of warrants	—	—	643,294	628
Exercise of options	1,344,559	10,737	2,033,923	11,433
Shares repurchased	(321,300)	(787)	—	—
Issued flow-through shares	—	—	1,460,000	20,075
Tax impact of flow-through shares	—	(7,251)	—	(3,662)
Share issue costs	—	(10)	—	(31,672)

Balance, end of year	127,032,612	$311,143	126,006,001	$308,441

On December 12, 2007, the Company announced a share repurchase program, through the facilities of the Toronto Stock Exchange, for cancellation of up to 9,946,093 common shares (approximately 9.5% of the Company’s public float as of December 11, 2007) by way of a normal course issuer bid, which received regulatory approval the following day. Purchases of common shares will be made from time to time at market prices and in accordance with the rules of the Toronto Stock Exchange. This repurchase program is authorized to be in effect until December 16, 2008.

In December 2007, the Company repurchased for cancellation 321,300 common shares at a net cost of $6,184. The Company has recorded a reduction in share capital of $787. The excess net cost over the average book value of the shares has been recorded as a reduction to contributed surplus of $5,397.

Pursuant to a short form prospectus dated May 30, 2006, the Company offered from treasury common shares as an incentive for holders of its publicly-traded warrants to exercise early such warrants during a 30-day early exercise period commencing June 5, 2006. A total of 998,948,693 warrants were exercised, resulting in the issuance of 35,296,171 shares, including the incentive early exercise shares of 1,997,882 (0.002 per warrant) for cash proceeds of $104,889. Share issue costs of approximately $2,268 were incurred. Eligible warrants of 24,166,512, not exercised as of July 5, 2006, were subject to an automatic exchange of 0.02662 common shares per warrant for a total of 643,294 common shares.

ANNUAL REPORT 2007	HudBay Minerals Inc.	91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Proceeds from the exercise of warrants of $168,028 represent cash proceeds from the exercised warrants of $111,368, the incentive shares estimated value of $28,371 and the estimated fair value of the warrants of $28,289.

On April 25, 2006, the company issued 1,460,000 flow-through common shares at a price of $13.75 per share for gross proceeds of $20,075 less share issue costs of $1,033. Proceeds from the private placement were used for exploration on the Company’s Canadian properties.

In February 2007, the Company renounced $20,075 of the flow-through financing to investors with an effective date of December 31, 2006. The Company reduced its share capital by $7,251, reflecting a tax rate of approximately 36% applied to the temporary taxable differences created by the renunciation.

(c) Warrants:

	2007		2006
	Number of Warrants	Amount	Number of Warrants	Amount
Balance, beginning of year	123,101	$3	1,076,082,458	$28,931
Underlying warrants issued	—	—	257,641	—
Automatic exchange of warrants	—	—	(24,166,512)	(628)
Exercised	(100,580)	(2)	(1,051,899,961)	(28,300)
Forfeited	—	—	(150,525)	—

Balance, end of year	22,521	$1	123,101	$3

Warrants outstanding to acquire common shares (30 warrants required to acquire one common share) of the Company at December 31, 2007 have an exercise price of $0.105 and expire December 21, 2009.

(d) Stock option plan:

Under the Company’s stock option plan (the “Plan”) approved in June 2005, the Company may grant options up to 10% (to a maximum of 8 million issued outstanding options) of the issued and outstanding common shares of the Company to employees, officers, and directors of the Company for a maximum term of ten years. Of the common shares covered by the stock option plan, the first 33 1/3% are exercisable immediately, the next 33 1 /3% are exercisable after one year, and the last 33 1/3% exercisable after two years. Pursuant to the Plan, options that are not exercised prior to their termination as well as options that have been exercised shall be available for subsequent grants. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with the Company. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted. Certain restrictions apply on the issuance of options pursuant to the Plan.

The fair value of the options granted has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.3% (2006 – 3.38%); dividend yield of 0% (2006 – 0%); volatility factor of 50% (2006 – 43.5%); and a weighted average expected life of these options of 4 years (2006 – 4 years).

	2007		2006
	Number of shares subject to option	Weighted average exercise price	Number of shares subject to option	Weighted average exercise price
Balance, beginning of year	3,183,269	$6.46	3,498,828	$2.66
Granted	1,481,711	21.10	1,971,698	10.57
Exercised	(1,344,559)	5.72	(2,033,923)	3.89
Forfeited	(48,889)	13.74	(253,334)	6.67

Outstanding, end of year	3,271,532	$13.28	3,183,269	$6.46

92	HudBay Minerals Inc.	ANNUAL REPORT 2007

The weighted average fair value of options granted during the year was $9.12 per option (2006 – $4.05) at the grant date. The following table summarizes the options outstanding at December 31, 2007:

Number of options outstanding	Exercise price	Remaining contractual life (years)	Number of options exercisable
752,851	$2.59	7.4	752,851
16,667	3.00	0.9	16,667
50,000	3.35	7.8	50,000
791,627	9.70	8.2	328,873
175,000	14.06	8.4	75,000
60,000	17.77	8.9	40,000
1,185,387	20.80	9.2	375,346
60,000	21.50	9.9	20,000
20,000	21.75	9.1	6,666
60,000	22.20	9.9	20,000
100,000	23.74	9.6	33,333

3,271,532	$13.28		1,718,736

(e) Contributed surplus:

	2007	2006
Balance, beginning of year	$13,098	$10,015
Stock-based compensation expense	11,979	6,201
Transfer to common share on exercise of stock options	(3,047)	(3,128)
Shares repurchased	(5,397)	—
Warrants cancelled/expired	—	10

Balance, end of year	$16,633	$13,098

(f) Earnings per share data:

	2007	2006
Net earnings available to common shareholders	$227,139	$563,991
Weighted average common shares outstanding	126,847,106	105,979,721
Plus net incremental shares from assumed conversions:
Warrants	1,185	12,038,968
Stock options	1,659,263	2,315,512

Diluted weighted average common shares	128,507,554	120,334,201

ANNUAL REPORT 2007	HudBay Minerals Inc.	93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 Other comprehensive income (loss) (“OCI”)

2007
Accumulated OCI (loss), beginning of year:
Investments (net of tax of $97)	$448
Currency translation adjustments (net of tax of $20)	(37)

Accumulated OCI (loss), beginning of year	411

OCI (loss) for the year:
Effective portion of changes in fair value of cash flow hedges	(8,372)
Changes in fair value of investments	(5,622)
Less reclassified to earnings as impairment	5,059
Currency translation adjustments	(198)

OCI (loss), before tax	(9,133)
Income tax benefit related to OCI	3,321

OCI (loss), net of tax for the year	(5,812)

Accumulated OCI (loss), end of year
Cash flow hedge loss (net of tax of $3,145)	(5,227)
Investments (net of tax of $7)	(11)
Currency translation adjustments (net of tax of $92)	(163)

Accumulated OCI (loss), end of year	(5,401)
Retained earnings, end of year	868,857

Accumulated OCI (loss) and retained earnings, end of year	$863,456

Note 17 Contingencies

The Company and its subsidiaries are involved in various claims and litigation arising in the ordinary course and conduct of business. As the outcomes are uncertain, no amounts have been recorded in these consolidated financial statements.

The significant claims and litigation matters are as follows:

(a)	Statements of claim were filed against Saskatchewan Power Corporation (“SaskPower”), HBMS and Churchill River Power Company Limited (“CRP”) on February 10, 1995, seeking an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. These claims were filed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydro-Electric Station in Saskatchewan, which were transferred by CRP, formerly a wholly-owned subsidiary of HBMS, to SaskPower in 1981. Based on the current knowledge of management, the ultimate resolution of the claims will not be material to the consolidated financial position.

(b)	On December 20, 2004, a Statement of Claim was filed by the Peter Ballantyne Cree Nation against SaskPower, the Government of Canada and the Province of Saskatchewan. The action claims damages alleged as a result of the operation and use of the Whitesand Dam and Island Falls Hydro-Electric Station. HBMS and CRP have not been named as parties in the action. It has come to our attention that CRP, a former subsidiary of HBMS that was dissolved, has been revived by SaskPower for the purpose of taking legal action against CRP for alleged breaches by CRP of its obligations under a certain Purchase and Sale Agreement made in 1981. At present, the resolution of any claim that will be advanced against CRP or HBMS is not reasonably determinable.

94	HudBay Minerals Inc.	ANNUAL REPORT 2007

(c)	On March 2, 2007, a Statement of Claim was issued in the Manitoba Court of Queen’s Bench by Callinan Mines Limited against HBMS seeking declaratory relief, an accounting and an undisclosed amount of damages in connection with a Net Profits Interest and Royalty Agreement between HBMS and Callinan Mines Limited dated January 1, 1988. HBMS has retained legal counsel and the likelihood of success and materiality of this claim is not reasonably determinable. See Note 20(c)(i) for more information.

Note 18 Financial instruments

The Company’s main types of financial instruments are cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, investments, cash held in trust, long-term debt and derivatives.

(a) Risk management using financial instruments:

The Company from time to time employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk. The Company’s policy objective for hedging risk is to reduce the volatility of future earnings and cash flow within the economic goals of the Company. Hedge accounting is applied when certain criteria have been met. The Company does not use derivative financial instruments for trading or speculative purposes.

(i) Foreign currency risk:

The Company is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Company entities. The currency giving rise to this risk is primarily US dollars. The Company may use forward exchange or currency collar contracts to limit the effects of movements in exchange rates on foreign currency-denominated assets and liabilities and future anticipated transactions.

The Company holds put options securing the right, but not the obligation, to sell US$4.375 million per quarter at $1.20482, continuing to January 2009. The options have been classified as non-hedge derivative assets and recorded at their fair value of $4,901 as at December 31, 2007. Gains have been presented in gain (loss) on derivative instruments on the statements of earnings.

(ii) Commodity price risk:

From time to time, the Company maintains price protection programs and conducts commodity price risk management through the use of forward sales contracts, spot deferred contracts, option contracts and commodity collar contracts.

NON-HEDGE CONTRACTS

The Company has entered into sales contracts with customers to provide zinc and zinc oxide at fixed prices. These forward physical sales contracts expose the Company to changes in market prices of zinc. The Company manages the risk associated with these contracts by entering into forward zinc purchase contracts to convert the fixed price to a floating price arrangement. At December 31, 2007, the Company had outstanding forward contracts to purchase 8,710 tonnes of zinc at prices ranging from US$2,203 to US$3,545 per tonne with settlement dates extending out up to one year. The forward zinc purchase contracts have been recorded as non-hedge net derivative liabilities at their fair value of $4,225 as at December 31, 2007. Gains and losses on these contracts are recorded in revenues.

Under the provisions of Section 3855, the Company now accounts for certain of its forward physical zinc customer sales contracts as derivatives. The mark-to-market gains and losses recorded on these physical zinc customer sale contracts offset in part the mark-to-market gains and losses recorded on the forward zinc purchase contracts described above. At December 31, 2007, the Company recorded as derivatives physical zinc customer sales contracts for 6,743 tonnes of zinc at prices ranging from US$2,303 to US$3,296 with settlement dates extending out up to one year. The Company has recorded their fair value of $3,587 as non-hedge net derivative assets. Gains and losses on these contracts are recorded in revenues.

The Company has separated and recorded at fair value embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale, anode sale, and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in

ANNUAL REPORT 2007	HudBay Minerals Inc.	95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the contract. The period between provisional pricing and final pricing is typically up to three months. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in operating expenses for purchase concentrate contracts. The Company records the embedded derivatives in accounts receivable for sales contracts and in accounts payable for purchase concentrate contracts.

At December 31, 2007, the Company’s net position on these embedded derivatives consisted of contracts awaiting final pricing for:

•	Sales of 907 tonnes of zinc

•	Purchases of 5,034 tonnes of copper

•	Sales of 279 ounces of gold

•	Purchases of 60,767 ounces of silver

The Company records mark-to-market adjustments (both gains and losses) in revenue for sales contracts and in operating expenses for purchase concentrate contracts.

CASH FLOW HEDGES

During the year, the Company entered into commodity swap contracts to hedge prices for a portion of future sales of zinc and copper. The risk management objective for these hedging relationships is to mitigate the impact on the Company of fluctuating market zinc and copper prices. Cash flow hedge accounting has been applied to the hedging relationships under Section 3865. The commodity swap contracts have been recorded as hedging net derivative liabilities at their fair value of $26,449 as at December 31, 2007. For the year ended December 31, 2007, pre-tax net losses of $8,372 were recorded to OCI for the effective portion of the cash flow hedges, and pre-tax net gains of $1,061 were recorded in earnings for the ineffective portion. This gain has been included in gain (loss) on derivative instruments. The Company also recorded a loss on derivative instruments of $9,254 in earnings equal to the change in fair value between the trade date of the commodity swap contracts and the designation date for the hedging relationships. Cash flows related to the commodity swap contracts are classified in operating activities.

In December 2007, the Company terminated certain of the zinc commodity swap contracts. The related hedging relationships were discontinued prospectively, and gains and losses in OCI will be reclassified to earnings when the hedged anticipated future zinc sales occur.

Of the $8,372 pre-tax loss deferred in AOCI at December 31, 2007, management estimates that gains of $2,447 will be reclassified to earnings in the next twelve months. This will happen when the anticipated future zinc and copper sales take place.

The following commodity swaps have been classified as cash flow hedges:

	Metric tonnes	Weighted average price US$/MT	Fair value of net derivative liability
Zinc swaps – US$ denominated contracts:
Maturing between 2 to 3 years	10,200	2,250	$950

Copper swaps – US$ denominated contracts:
Maturing in 1 year	4,200	5,050	6,645
Maturing between 1 to 2 years	5,100	4,650	9,221
Maturing between 2 to 3 years	5,100	4,300	9,633

	14,400	4,643	25,499

Total fair value of net derivative liability at December 31, 2007			$26,449

96	HudBay Minerals Inc.	ANNUAL REPORT 2007

(iii) Interest rate risk:

Interest rates on the Company’s debt and cash held in trust are disclosed in note 9. The Company invests its cash and cash equivalents in highly liquid, interest-bearing investments with original maturities of three months or less.

(iv) Credit risk:

Management has a credit policy in place, and the exposure to credit risk is monitored on an ongoing basis. The Company uses credit insurance to mitigate exposure to credit risk in its receivables. Transactions involving derivatives are with creditworthy counterparties. The Company’s swap agreements are governed by master agreements. Management does not expect any counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative assets on the balance sheet.

(b) Financial instruments at fair value through earnings – changes in value:

Financial instruments and non-financial derivatives classified as fair value through earnings include US dollar put options, non-hedge derivative zinc contracts, and embedded derivatives relating to provisional pricing. For the year ended December 31, 2007, the total amount of change in fair value that has been recognized in earnings for these items was a net gain of $3,785.

The Company has chosen to designate its Senior Secured Notes and related cash held in trust as fair value through earnings. For the year ended December 31, 2007, the total amount of change in fair value that has been recognized in earnings for these items was a net gain of $164.

(c) Fair values of financial instruments:

Fair value of derivatives, as presented on the balance sheet:

December 31, 2007	US dollar put options	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Other	Total
Fair value of derivative assets
Current portion	$3,943	$3,692	$—	$—	$7,635
Long-term portion (note 7)	958	—	—	—	958

	4,901	3,692	—	—	8,593

Fair value of derivative liabilities
Current portion (note 8)	—	4,330	6,645	—	10,975
Long-term portion	—	—	19,804	—	19,804

	—	4,330	26,449	—	30,779

	$4,901	$(638)	$(26,449)	$—	$(22,186)

December 31, 2006	US dollar put options	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Other	Total
Fair value of derivative assets
Current portion	$941	$1,638	$—	$—	$2,579
Long-term portion (note 7)	1,631	—	—	—	1,631

	2,572	1,638	—	—	4,210

Fair value of derivative liabilities
Current portion (note 8)	—	233	—	294	527
Long-term portion	—	—	—	—	—

	—	233	—	294	527

	$2,572	$1,405	$—	$(294)	$3,683

ANNUAL REPORT 2007	HudBay Minerals Inc.	97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value of derivatives is determined based on internal valuation models that reflect forward market commodity prices where available, currency exchange rates, and discount factors based on market US dollar interest rates. Valuations assume all counterparties have a high credit rating.

Note 19 Investment in joint ventures

CMMSA, an entity incorporated under the laws of the Grand Duchy of Luxembourg, is a joint venture in which the Company holds a 50% interest. The joint venture, together with its wholly-owned subsidiary, Considar Metal Marketing Inc. (“CMM”), carries on the business of providing metal marketing to customers in various metal-related industries.

The following is a summary of the Company’s 50% pro rata share of the book value of the assets, liabilities, revenue and expenses of the CMMSA joint venture. Previous to the end of 2005, substantially all of the Company’s sales were transacted with CMM. The Company changed its sales agreement with CMM to an agency agreement for copper and precious metal products effective January 1, 2006 and for the zinc and zinc oxide products effective June 1, 2006. As a result of this agreement, the Company retains title to the copper and precious metals until the ultimate sale to customers. In order to facilitate this agreement, the Company, in effect, on December 31, 2005 acquired the inventory of CMM. This purchase resulted in a reversal of the originating sales transactions associated with these products. Therefore the net result was the removal of any associated profit margin and inclusion of the associated inventories in the financial statements of the Company.

This information is presented on a non-consolidated basis.

	2007	2006
Assets
Current assets	$4,164	$8,447
Property, plant and equipment	58	72

Liabilities
Current liabilities	$2,458	$6,962
Future income taxes payable	51	28

Sales	$20,788	$88,534

Costs and expenses:
Operating, general and administrative	20,442	92,788
Depreciation and amortization	25	29
Gain on derivative instruments	—	(1,426)

	20,467	91,391

Other income	66	113
Interest expense	(20)	(16)

Earnings before tax	367	(2,760)
Tax expense (benefit)	78	(1,408)

Net earnings	$289	$(1,352)

Cash flows:
Operating activities	$1,259	$(1,691)
Investing activities	(11)	(8)

98	HudBay Minerals Inc.	ANNUAL REPORT 2007

Note 20 Commitments

(a) Operating lease commitments:

The Company has entered into various lease commitments for facilities and equipment. The leases expire in periods ranging from one to four years. The aggregate remaining minimum annual lease payments required for the next four years are as follows:

2008	$398
2009	214
2010	152
2011	102

Through its joint venture interest in CMMSA, as at December 31, 2007, the Company has various lease commitments for facilities and equipment which expire in periods ranging from one to four years. The aggregate remaining minimum annual lease payments, representing 50% of CMMSA’s commitment, required for the next four years are as follows:

2008	$111
2009	121
2010	121
2011	33

The Company has recorded operating lease expense of $827 (2006 – $2,228), including $113 (2006 – $114) for the 50% share of the CMMSA leases.

(b) Buy-sell commitments:

The Company has a commitment to purchase copper concentrate based on a schedule of payments rather than actual physical delivery. The contract contemplates delivery of up to 72,000 dry metric tonnes in 2008.

The Company also has a long-term agreement for the purchase of 20% of another mine’s annual copper concentrate production or approximately 26,000 dry metric tonnes each year. The term of this agreement is to 2015 and is subject to certain termination rights effective after December 31, 2008.

The Company has a life of mine agreement to sell all the concentrate produced from the Balmat Mine. The Company has another agreement with the same party to buy suitable concentrates to be delivered to Flin Flon in quantities up to 40% of the Balmat life of mine concentrate production.

Payment for the above-mentioned purchased concentrates is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a fixed treatment and refining credit. If the Company cannot process the contracted tonnage in a timely manner, management believes the Company will be able to negotiate alternate arrangements for the sale or diversion of the tonnage.

The Company relies partly on processing purchased concentrates to contribute to operating earnings by covering a portion of fixed costs. The continued availability of such concentrates at economic terms beyond the expiry of current existing contracts cannot be determined at this time.

(c) Other commitments and agreements:

(i)	Respecting the Callinan claims, the Company is subject to a royalty payment of $0.25 per ton of ore milled and, if aggregate cash flow for the year and cumulative cash flow are positive, a net profits interest of 6 2/3% of the net proceeds of production. During the year, cumulative cash flow became positive and payments were made according to the terms of the agreement.

ANNUAL REPORT 2007	HudBay Minerals Inc.	99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(ii)	HBMS has a profit-sharing plan whereby 10% of HBMS’s after-tax earnings (excluding provisions or recoveries for future income and mining tax) calculated in accordance with Canadian generally accepted accounting principles for any given fiscal year will be distributed to all eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel. An expense of $42,601 (2006 – $47,295) has been accrued in these financial statements.

(iii)	HBMS entered into a security agreement dated March 31, 1999 in favour of the Province of Saskatchewan in respect of its reclamation undertakings in Saskatchewan. As security for the implementation of decommissioning plans in respect of its undertakings in Saskatchewan, HBMS has granted to the Province of Saskatchewan a first priority security interest in its mining equipment, buildings and fixtures and a first charge on all proceeds derived from any dealings with such mining equipment, buildings and fixtures. In addition, HBMS has a security agreement dated May 7, 2004 in favour of the Province of Manitoba in respect of its reclamation undertakings in Manitoba. As security for the implementation of a decommissioning plan in respect of its undertakings in Manitoba, HBMS has granted to the Province of Manitoba a first priority security interest in its mining equipment, buildings and fixtures owned by the Company and located on the lands and a first charge on all proceeds derived from any dealings with such mining equipment, buildings and fixtures relating to the Flin Flon metallurgical complex and the 777 mine. The salvage value of these assets is estimated at between $45,300 and $65,300 and is adjusted annually and re-estimated at least every five years. The security interests granted to the provinces of Saskatchewan and Manitoba rank pari passu.

The Company has completed a study of reclamation costs (see note 12). The Company believes the existing security provided is adequate and sufficient. However, HBMS has provided additional security to the Provinces of Manitoba and Saskatchewan in the form of letters of credit in the amount of $13,000.

(iv)	In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions, such as purchase and sale contracts, service agreements and leasing transactions. These indemnification provisions may require the Company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification provisions will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnification provisions. Management estimates that there are no significant liabilities with respect to these indemnification provisions.

(v)	The Company has outstanding letters of credit in the amount of $32,695 (this includes the additional security of $13,000 to the provinces for the environmental reclamations).

(vi)	In 2003, the Company established a wholly-owned subsidiary, St. Lawrence. St. Lawrence was incorporated in the State of New York for the purposes of acquiring the Balmat zinc mine (“Balmat”).

On September 24, 2003, St. Lawrence purchased the Balmat zinc mine and related assets located in upper New York State. The asset purchase agreement requires the Company to pay a cash purchase price of 30% of annual positive future net free cash flow from Balmat mine operations, after allowing for reasonable capital and exploration expenditures. The cash purchase price is subject to a “Cap” of US$25 million.

The Balmat mine operations commenced commercial production on January 1, 2007. Based on the purchase agreement calculation (which includes deduction of reasonable capital and exploration expenditures), the mine did not generate positive cash flow for the years ended December 31, 2007 and 2006. Accordingly, no cash purchase price has been accrued in the financial statements.

Due to variability of future zinc prices and zinc grades, a reasonable estimate cannot be made of the amount of any cash purchase price to be paid with respect to net free cash flow in future years, and consequently no accrual has been recorded in the financial statements. The cash purchase price will be accrued as additional property, plant and equipment cost when management is able to quantify the amounts to be paid at the year end date.

100	HudBay Minerals Inc.	ANNUAL REPORT 2007

(vii)	On a portion of the Balmat mine, the Company is subject to royalty payments of up to 4% of the net smelter return of ore removed from these properties.

(viii)	In the normal course of operations, the Company negotiates exploration option agreements with other companies whereby the Company and its subsidiaries may either grant options or obtain options on exploration properties.

(ix)	The Company’s subsidiary, HBMS, has Collective Bargaining Agreements (“CBA”) in place with its unionized Flin Flon/Snow Lake workforce. In 1998, HBMS entered into an Amending Agreement that prohibits strikes and lockouts and provides for binding arbitration through 2012 in the event that negotiated CBA settlements are not achieved.

Note 21 Supplementary cash flow information

(a) Change in non-cash working capital:

	2007	2006
Accounts receivable	$61,580	$(87,071)
Inventories	(19,897)	(45,996)
Accounts payable and accrued liabilities	2,788	47,309
Taxes payable	(23,808)	30,217
Prepaid expenses	(358)	(3,475)
Interest payable	(22)	(7,855)

	$20,283	$(66,871)

(b) Other:

	2007	2006
Supplementary cash flow information:
Interest paid	$937	$18,056
Taxes paid	56,068	1,030

Note 22 Segmented information

The Company is an integrated base metals producer and operates in a single reportable operating segment. When making decisions on expansions, opening or closing mines as well as day-to-day operations, management evaluates the profitability of the overall operation of the company.

The Company’s revenue by significant product types:

	2007	2006
Revenues
Copper	$668,775	$624,033
Zinc	352,894	277,400
Zinc oxide	134,635	132,444
Gold	70,566	56,269
Silver	17,787	14,551
Other	25,184	24,306

	$1,269,841	$1,129,003

ANNUAL REPORT 2007	HudBay Minerals Inc.	101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The above revenues include revenues from the sale of metal produced from purchase of concentrates of:

	2007	2006
Copper	$265,251	$222,997
Zinc	34,220	10,180

Note 23 Interest and other income

	2007	2006
Interest income	$28,883	$11,513
Gain on sale of ScoZinc Limited	—	1,655
Investment income	6,018	3,789
Other income	337	493

	$35,238	$17,450

During the year, the Company received income from a previously negotiated exploration option agreement of $6,018 (2006 – $3,789). No further payments will be received.

On July 6, 2006, the Company, through its wholly-owned subsidiary Pan American Resources Corp., completed the sale of 100% of its outstanding shares in ScoZinc Limited to Acadian Gold Corporation for $7.5 million plus adjustments, resulting in a gain on sale of $1,655. Pan American Resources Corp. was dissolved during this transaction.

Note 24 Acquisition of White Pine Copper Refinery Inc.

On January 1, 2006, the Company, through HBMS, acquired all of the outstanding common shares of WPCR for total purchase consideration of $17.9 million. The acquisition was accounted for by the purchase method, and the result of operations and cash flows has been included within these consolidated financial statements from January 1, 2006.

The following table summarizes the allocation of the purchase consideration based on management’s estimate of the fair value of the assets and liabilities acquired on the date of acquisition:

Current assets (including cash of $872)	$2,817
Property, plant and equipment	16,694
Current liabilities	(1,210)
Asset retirement obligation	(388)

$17,913

102	HudBay Minerals Inc.	ANNUAL REPORT 2007

CORPORATE & SHAREHOLDERS' INFORMATION

HudBay Minerals Inc.

CanWest Global Place
1906 – 201 Portage Avenue
Winnipeg, Manitoba
R3B 3K6
Phone: 204-949-4268
Fax: 204-942-8177
Website: www.hudbayminerals.com

Listing

Toronto Stock Exchange
Trading symbol: HBM

Investor and General Public Inquiries

Brad Woods
Director, Investor Relations
Phone: 204-949-4272
Fax: 204-942-8177
E-mail: brad.woods@hbms.ca

Transfer Agent

Equity Transfer & Trust Company
200 University Avenue, Suite 400
Toronto, Ontario
M5H 4H1
Phone: 416-361-0930
Fax: 416-361-0470

Legal Counsel

Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2

Thompson Dorfman Sweatman LLP
CanWest Global Place
2200 – 201 Portage Avenue
CanWest Global Place
Winnipeg, Manitoba
R3B 3L3

Auditors

Deloitte & Touche LLP
2300 – 360 Main Street
Winnipeg, Manitoba
R3C 3Z3

Annual General Meeting

May 29, 2008
10:00 am ET
Gallery Room
TSX Conference Centre
130 King Street West
Toronto, Ontario

Design: Craib Design & Communications www.craib.com Printed in Canada

“I’m confident we have the people, the exploration properties, the mining operations, the commitment to being a good corporate citizen and, indeed, the financial strength and flexibility to succeed in creating long-term value for our stakeholders in line with our strategy.”

Allen J. Palmiere

President and Chief Executive Officer

www.hudbayminerals.com